Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Reports First Quarter Results

     TORONTO, May 14 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial Services
Inc. ("Kingsway" or the "Company") today announced its financial results for the first quarter ended March 31, 2010. All amounts are in U.S. dollars unless indicated otherwise.
     The Company reported a first quarter net income of $ 24.1 million or
$0.46 per share diluted. The book value has decreased from $3.28 per share at
December 31, 2009 to $3.26 per share at March 31, 2010.
     The following are the highlights of the first quarter of 2010:

     Major events:

     <<
     -   The disposal of Jevco resulted in the recognition of unrealized foreign currency exchange gains of $34.1 million. A corresponding reduction has been recorded in other comprehensive income.
     -   $84.8 million of the Company's debt was repurchased in the quarter, resulting in a gain of $15.1 million.
     >>

     Operational results:

     <<
     -   An underwriting loss of $23.1 million was recorded in the US segment.
     -   A net loss of $7.2 million was recorded in the corporate segment.
     -   84% of gross premiums written were generated from non-standard automobile, the core line of business.
     -   Investment income decreased by 83% compared to the same period a year ago, which was largely due to the impact of a stronger Canadian dollar on the Company's unhedged Canadian dollar debt, as well as lower interest income from a smaller fixed-income securities portfolio.
     >>

     Board of Directors

     Dividend

     The Board of Directors has decided that a quarterly dividend will not be declared for the first quarter of 2010.

     About the Company

     Kingsway focuses on non-standard automobile insurance in the United
States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company operates through wholly-owned insurance subsidiaries in the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     This news release contains forward-looking information. This news release also contains certain non-GAAP measures. Please refer to the sections entitled
"Forward Looking Statements" and "Non-GAAP Financial Measures" in the
following Management's Discussion and Analysis.

     <<
     Kingsway Financial Services Inc.
     Management's Discussion and Analysis
     For the three months ended March 31, 2010
     (All amounts in U.S. dollars except where noted)
     >>

     Financial Summary:

     The following information throughout the Financial Summary and
Management's Discussion and Analysis presents the financial results as continuing operations unless otherwise specifically stated as discontinued
operations:

     <<
     -------------------------------------------------------------------------
                                                 Three months ended March 31:
     -------------------------------------------------------------------------
     (in millions of dollars
      except per share values)                   2010        2009      Change
     -------------------------------------------------------------------------
     Gross premiums written                $     84.3  $    136.9        (38%)
     Underwriting loss                          (29.5)       (7.9)       273%
     Investment income                            1.4         8.3        (83%)
     Net realized gains (loss)                    0.5        (2.2)      (123%)
     Gain on buy back of debt                    15.1           -
     Loss from continuing operations            (16.8)       (5.6)       200%
     Net income (loss)                           24.1       (58.3)      (141%)
     Diluted loss per share - continuing
      operations                                (0.32)      (0.10)       220%
     Diluted earnings (loss) per share - net
      income (loss)                              0.46       (1.06)      (143%)
     Book value per share                        3.26        6.73        (52%)
     Combined ratio                            136.2%      105.8%       30.4%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -   The loss of $16.8 million from continuing operations for the quarter arose primarily from underwriting losses of $23.1 million in the US segment, which included adverse development of $6.5 million, partially offset by the gain on buy back of debt of $15.1 million and a $7.2 million loss in the corporate segment. The loss incurred in the corporate segment is a result of a higher remaining expense base in continuing operations as the Company is no longer allocating a portion of these costs to discontinued operations

     -   Gross premiums written decreased by 38% for the quarter to
         $84.3 million from $136.9 million in the first quarter last year. The significant reduction in premium volume is a reflection of the
         Company's strategy of discontinuing unprofitable lines of business, primarily within its commercial lines.

     -   As a result of the Company re-focusing its efforts on core, profitable lines of business, non standard automobile premiums for the three months to March 31, 2010 were $70.9 million or 84% of the total gross premiums written compared to $96.9 million or 71% of gross premiums written in the same period last year.

     -   The net adverse reserve development recorded in the quarter totaled
         $6.5 million. A large proportion of the increase in unfavorable unpaid claims development experienced was from the commercial lines of business which have now been significantly reduced.

     -   In the first quarter of 2010, the Company has incurred restructuring costs of $3.7 million, which was primarily severance costs for senior management in Canada.

     -   Investment income, excluding net realized gains was $1.4 million compared to $8.3 million for the same quarter of 2009, an 83%
         decrease. The decrease in investment income was as a result of smaller fixed income securities portfolio due to the reduction in premiums written; the strengthening Canadian dollar on the Company's unhedged Canadian dollar denominated debt; and the reduction in interest income from lower yields.

     -   General and Administrative expenses increased 35% to $24.6 million in the first quarter of 2010 from $18.2 million in the same quarter last year. This increase is primarily as a result of a higher remaining expense base in continuing operations as the Company is no longer allocating a portion of these costs to discontinued operations

     -   As at March 31, 2010, the book value per share was $3.26 compared to
         $3.28 as at December 31, 2009 and $6.73 as at March 31, 2009.
     >>

     Kingsway Financial Services Inc.'s Management Discussion and Analysis

     The following management's discussion and analysis ("MD&A") should be read in conjunction with: (i) the Kingsway Financial Services Inc.'s
("Kingsway" or the "Company") unaudited interim consolidated financial statements for the first quarter of fiscal 2010, and the notes related thereto; (ii) the annual MD&A for fiscal 2009 set out on pages 1 to 44 in the
Company's 2009 Annual Report, including the section on risk factors; and (iii)
the audited consolidated financial statements for fiscal 2009 set out on pages
51 to 106 of the Company's 2009 Annual Report, and the notes related thereto.
     The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     Non-GAAP Financial Measures

     The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. The loss ratio is derived by dividing the amount of net claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss.
We believe that consistently delivering an underwriting profit is a key measure of performance of the underwriting business of a property and casualty insurance company. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, The
Company has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing The Company's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.

     Date of MD&A

     Unless otherwise noted, the information contained in this MD&A is based on information available to management as of May 14, 2010.

     DISCONTINUED OPERATIONS

     During 2008, the Company disposed of Canadian subsidiary York Fire and
Casualty Insurance Company ("York Fire").
     During 2009, the Company disposed of:

     <<
     -   HI Holdings and its subsidiary Zephyr Insurance Company ("Zephyr");
     -   the assets of Avalon Risk Management Inc. ("Avalon"); and
     -   Walshire Assurance Company ("Walshire") and its subsidiary Lincoln
         General Insurance Company ("Lincoln").
     >>

     During the first quarter of 2010, the Company disposed of Jevco Insurance
Company ("Jevco").
     For further information on the Company refer to the Corporate Overview on pages 2 to 4 of the 2009 Annual Report
     Each of the operations shown above are considered to be discontinued
operations and are recorded as such in the statement of operations under the item "Income (loss) from discontinued operations, net of taxes". Assets and liabilities of discontinued operations have been reclassified and disclosed in the consolidated balance sheet as "Assets or Liabilities held for sale". In this Management Discussion and Analysis, unless otherwise disclosed, only continuing operating activities of the Company are included.

     RESULTS OF CONTINUING OPERATIONS

     Premiums

     <<
     -------------------------------------------------------------------------
                                                 Three months ended March 31:
     (in millions of dollars)                    2010        2009      Change
     -------------------------------------------------------------------------
     Gross premiums written                $     84.3  $    136.9        (38%)
     -------------------------------------------------------------------------
     Net premiums written                  $     77.0  $    161.6        (52%)
     -------------------------------------------------------------------------
     Net premiums earned                   $     81.5  $    136.3        (40%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The following table provides a breakdown of gross premiums written by line of business:

     <<
     -------------------------------------------------------------------------
                                                 Three months ended March 31:
     -------------------------------------------------------------------------
     (in millions of dollars)              2010                    2009

     Non-Standard Automobile   $     70.9       84.1%  $     96.9       70.8%
     Property (including
      liability)                      1.9         2.3         2.0         1.4
     Total Personal            $     72.8       86.4%  $     98.9       72.3%

     Commercial Automobile            9.0       10.7%  $     33.2       24.3%
     Trucking                           -           -         3.2         2.3
     Other                            2.5         2.9         1.6         1.1
     -------------------------------------------------------------------------
     Total Commercial          $     11.5       13.6%  $     38.0       27.7%
     -------------------------------------------------------------------------
     Total Gross Premiums
      Written                  $     84.3      100.0%  $    136.9        100%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Gross premiums written decreased by 38% for the quarter to $84.3 million from $136.9 million in the first quarter of last year. The significant reduction in premium volume across all segments is a reflection of the
Company's strategy of discontinuing unprofitable lines of business, primarily within its commercial lines as well as the general impact on volume due to the ongoing economic situation in the US.
     The Company reported decreases in gross premiums written in the major lines of business. Non standard automobile and commercial automobile decreased by 27% and 73% respectively for the quarter compared to the same period last year reflecting the Company's decision to terminate unprofitable business and exit certain commercial lines of business. Non standard automobile continues to be the Company's primary line of business, accounting for 84% of gross premiums written for the year to date compared to 71% last year. The proportion of commercial automobile premiums as a percent of the Company's total gross premiums written has declined to 11% from 24% last year.

     Investment Income

     <<
     -------------------------------------------------------------------------
                                                 Three months ended March 31:
     -------------------------------------------------------------------------
     (in millions of dollars)                    2010        2009      Change
     -------------------------------------------------------------------------

     Investment income                     $      1.4  $      8.3        (83%)

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Investment income in the quarter was $1.4 million, an 83% decrease compared to the same period last year. The primary reason for this decrease in the quarter is a loss of approximately $2.7 million from the impact of the strengthening Canadian dollar on the Company's unhedged Canadian dollar denominated debt. Also contributing to the decrease is the reduction in interest income from lower yields as a result of a reduction in short term interest rates in the U.S. and from the duration and risk profile of the portfolio having been reduced. A smaller fixed income securities portfolio as a result of the reduction in premiums written has also contributed to the lower interest income in the quarter. For a more detailed analysis of investment income see Note 6 to the Consolidated Financial Statements.

     Net Realized Gains (Losses)

     The table below presents a summary of the net realized gains (losses) for the current quarter with comparative figures:

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31:
     -------------------------------------------------------------------------
     (in millions of dollars)                    2010        2009      Change
     -------------------------------------------------------------------------
     Fixed income                          $      0.5  $     (0.6)       183%
     Equities                                       -        (1.4)      (100%)
     Impairments                                    -        (0.2)      (100%)
     -------------------------------------------------------------------------
     Total                                 $      0.5  $     (2.2)       123%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     For the three months ended March 31, 2010, sales from the securities portfolio resulted in a net realized gain of $0.5 million compared to a net realized loss of $2.2 million for the three months ended March 31, 2009.

     Underwriting Results (excluding Corporate)

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31:
     -------------------------------------------------------------------------
     (in millions of dollars)                    2010        2009      Change
     -------------------------------------------------------------------------
     Underwriting loss                     $    (23.1) $     (4.4)    (425.0%)
     Combined ratio                            128.4%      103.2%       25.2%
     Expense ratio                              45.8%       26.5%       19.3%
     -------------------------------------------------------------------------
     Loss ratio                                 82.6%       76.7%        5.9%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The underwriting loss for the U.S. operating segment was $23.1 million for the quarter compared to a loss of $3.6 million in the first quarter of
2009. The underwriting loss for the quarter is attributable to unfavourable reserve development of $6.5 million and increases to expected loss ratios on the current accident year based upon revised indications of ultimate expected loss payments including an increase of incurred losses above expectations of approximately $4.0 million in the current accident year primarily relating to
Florida personal injury claims which is in line with industry experience. In addition, the Company's expense base is still too large for the amount of premiums written.

     Adverse Development on Unpaid Claims

     <<
     -------------------------------------------------------------------------
                                                 Three months ended March 31:
     -------------------------------------------------------------------------
     (in millions of dollars)                             2010           2009
     -------------------------------------------------------------------------

     Favourable (unfavourable) change in estimated
      unpaid claims for prior accident years
      (Note 1):                                     $     (6.5)    $      1.6
     As a % of net premiums earned (Note 2):              8.0%          (1.2%)
     As a % of unpaid claims (Note 3):                    1.8%          (0.4%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results

     Note 2 - Increase (decrease) in current financial year reported combined ratio

     Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

     The Company experienced estimated net unfavourable unpaid claims development of $6.5 million for the quarter resulting in an increase of 8.0%
to the combined ratio for the quarter compared with estimated net favourable unpaid claims development of $1.6 million in the same quarter last year. A large proportion of the increase in unfavorable unpaid claims development experienced was from the commercial lines of business which have now been significantly reduced.
     In 2009, the Company's internal actuarial team was significantly strengthened and the process on reserving unpaid claims changed, resulting in a more thorough internal review of unpaid claims. In 2010, instead of adjusting the reserves to the independent external actuary's point estimate, the Company now utilizes its internally developed reserve estimates.

     Expenses

     The expense ratio excluding corporate, increased to 45.8% in the quarter compared to 25.9% for the same quarter last year. Costs included in the expense ratio are commissions, premium taxes, general and administration expenses and restructuring costs. Commissions as a percent of net premium earned have increased for the quarter compared to the same quarter last year due to the significant change in mix of business and the impact of the release of deferred policy acquisition costs due to reduced volumes of business written.
     General and administrative expenses increased 35% to $24.6 million in the first quarter of 2010 from $18.2 million in the same quarter last year. This increase is primarily as a result of a higher remaining expense base in continuing operations as the Company is no longer allocating a portion of these costs to discontinued operations.
     In line with the transformation plan, first quarter 2010 actions continue to reduce the current expense base. The impact of these actions will be fully realized during the remainder of 2010 and in to 2011. Charges related to the restructuring program have been completed.

     Interest Expense

     Interest expense in the first quarter of 2010 decreased to $5.5 million compared to $6.3 million for the first quarter of 2009 as a result of the debt buy-back activities in 2009.

     Gain on Buy-Back of Senior Notes

     During the quarter Kingsway America Inc. and Kingsway 2007 General
Partnership purchased and cancelled $84.8 million face value of its senior unsecured debentures for $69.7 million recording a gain of $15.1 million.

     Income Taxes

     Income tax recovery on continuing operations for the first quarter was
$2.7 million compared with an income tax recovery of $5.1 million for the same quarter last year. An increase in the valuation allowance of $4.0 million was recorded in the current quarter.

     Income (Loss) from Continuing Operations and Earnings (Loss) Per Share -
Continuing Operations

     In the first quarter, the Company reported a loss from continuing operations of $16.8 million, compared to a loss from continuing operations of
$5.6 million in the first quarter of last year. Diluted loss per share was
$0.32 for the quarter compared to diluted loss per share of $0.10 for the first quarter of 2009. As noted above, the current quarter's loss is primarily due to the underwriting losses and corporate expenses which was partially offset by the gain on the buy back of debt.

     Income (Loss) from Discontinued Operations

     In the first quarter, the Company reported earnings from discontinued
operations of $40.9 million, compared to a loss from discontinued operations of $52.7 million in the first quarter of last year. As a result of the disposal of Jevco, the Company realized a foreign currency exchange gain of
$34.1 million that had previously been included in accumulated other comprehensive income.

     Net Income (Loss) and Earnings (Loss) Per Share - Net Income (Loss)

     In the first quarter, the Company reported a net income of $24.1 million, compared to net loss of $58.3 million in the first quarter of last year.
Diluted earnings per share was $0.46 for the quarter compared to loss per share of $1.06 for the first quarter of 2009.

     Balance Sheet

     The table below shows a review of selected categories from the balance sheet reported in the financial statements as at March 31, 2010 compared to
December 31, 2009.

     <<
     -------------------------------------------------------------------------
     As at
     (in millions of dollars except          March 31, December 31,
      per share values)                          2010        2009      Change
     -------------------------------------------------------------------------
     Assets
     Cash and cash equivalents             $    204.0  $     58.7      247.5%
     Securities                                 468.3       512.2       (8.6%)
     Accounts receivable and other assets        98.3        94.3        4.2%
     Income taxes recoverable                    14.1        15.9      (11.3%)
     Funds held in escrow                        27.1           -      100.0%
     Future income taxes                         10.2         9.5        7.4%
     Assets held for sale                           -     1,145.5     (100.0%)

     Liabilities
     Unearned premiums                          119.7       120.7       (0.8%)
     Unpaid claims                              347.4       368.5       (5.7%)
     Senior unsecured debentures                 95.4       176.8      (46.0%)
     Liabilities held for sale                      -       907.4     (100.0%)

     Shareholders' Equity
     Book value per share                        3.26        3.28       (0.6%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Cash:

     The cash balance increased to $204.0 million as at March 31, 2010 compared to $58.7 million as at December 31, 2009. The increase in cash is primarily due to the proceeds received from the Jevco sale partially offset by the funds used to repurchase debt. The offset to the increase in cash is reflected by the reduction of assets and liabilities held for sale reduced to nil.

     Securities:

     The fair value of the securities portfolio decreased 9% to $468.2 million, compared to $512.2 million as at December 31, 2009.
     As at March 31, 2010, 97.0% of the fixed income portfolio is rated 'A' or better. For a quantitative analysis of the credit exposure of the Company from its investment in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services see Note 6 to the financial statements.
     The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

     <<
     -------------------------------------------------------------------------
     Maturity Profile:
     -------------------------------------------------------------------------
     Due in less than one year                                           7.5%
     Due in one through five years                                       62.1
     Due after five through ten years                                    18.2
     Due after ten years                                                 12.2
     -------------------------------------------------------------------------
     Total                                                             100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     There were net unrealized gains of $12.0 million on the total securities portfolio at March 31, 2010 which is included as a component of "accumulated other comprehensive income", as compared to net unrealized gains of $5.8 million at December 31, 2009.

     Accounts receivable and other assets:

     The increase in accounts receivable is primarily a result of higher premiums written in the current quarter as compared to the fourth quarter of
2009.

     Funds held in escrow:

     Funds held in escrow are the remaining proceeds to be received from the
Jevco sale once future contingent adjustments are known. See financial statement note 3 for further details.

     Income taxes recoverable:

     Income taxes recoverable decreased due to the receipt of income tax refunds that were generated from losses in the prior years.

     Future income taxes:

     Future income taxes have increased primarily due to timing differences that have arisen as a result of severance costs. The valuation allowance increased by $4.0 million in the current quarter. This allowance has been established as a result of the continuing losses of the US operations.
Uncertainty over the Company's ability to utilize these loses over the short term has led to the Company recording this additional allowance.

     Assets held for sale:

     Assets held for sale at December 31, 2009 consisted of all of the assets of Jevco. These assets were sold on March 29, 2010.

     Unearned premiums:

     Unearned premiums decreased 0.8% since December 31, 2009 as a result of lower written premiums.

     Liabilities held for sale

     Liabilities held for sale at December 31, 2009, consisted of all of the liabilities of Jevco. These liabilities were sold on March 29, 2010.

     Unpaid claims:

     The following table presents a summary of the provision for unpaid claims by line of business:

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)
     -------------------------------------------------------------------------
                                                      March 31,   December 31,
     Line of Business                                     2010           2009
     -------------------------------------------------------------------------
     Non-Standard Auto                              $    168.6     $    183.0
     Commercial Auto                                     171.9          165.0
     Property & Liability                                  3.0           14.5
     Other                                                 3.9            6.0
     -------------------------------------------------------------------------
     Total                                          $    347.4     $    368.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The provisions for unpaid claims decreased by 5.7% to $347.4 million at the end of the first quarter compared to $368.5 million at the end of 2009
     The provision for unpaid claims includes case reserves for individual claims of $223.6 million ($229.6 million at December 31, 2009) and a provision for Incurred But Not Reported ("IBNR") claims which decreased 10.8% to $123.8 million ($138.9 million at December 31, 2009).

     Book value per share:

     Book value per share decreased by 1% to $3.26 at March 31, 2010 from
$3.28 at December 31, 2009 as a result of the decrease of $23.2 million in the
"Accumulated other comprehensive income" component of shareholders' equity partially offset by the diluted earnings per share of $0.46.

     Contractual Obligations and Related Contingencies

     Information concerning contractual maturities of financial instruments as at March 31, 2010 is shown in Note 14 of the financial statements. For further details on the Company's long term debt and interest obligations, refer to
Note 17 of the Company's 2009 audited consolidated financial statements and pages 20 to 25 of the 2009 Annual Report which sets out the Company's contractual obligations as at December 31, 2009.
     On June 29, 2009, Kingsway and Lincoln entered into an agreement with
Rockwall Financial Advisors, LLC ("Rockwall Financial"). Pursuant to that agreement (the "Run-off Management Agreement"), Rockwall Financial was to
serve as the run-off manager for Lincoln. In addition to base compensation of
$1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to Rockwall Financial no later than March 1, 2014, provided the contract is not terminated by Kingsway or Lincoln for cause. As a result of the October 19, 2009 disposition of Lincoln, in 2009, the Company had accrued
$3.2 million for the base compensation and the additional $2.5 million compensation for a total compensation of $5.7 million as at March 31, 2010.
     In March 2010, Rockwall Financial stopped providing its services as the manager of the Lincoln run-off. Rockwall Financial notified Kingsway that it was terminating the Run-off Management Agreement, because, it claimed,
Kingsway had not made certain payments to Rockwall Financial and had otherwise breached the Run-off Management Agreement. Shortly before Rockwall Financial's unilateral decision to stop providing services to support Lincoln, Rockwall
Financial had entered into a settlement agreement to dispose of pending litigation between Rockwall Financial and Lincoln in which Rockwall Financial received payments and a release. In that litigation, Lincoln had alleged, among other things, that Rockwall Financial had engaged in self-dealing and other misconduct while serving as the Lincoln run-off manager.
     Rockwall Financial then served upon Kingsway a demand for arbitration, claiming that Kingsway had breached the Run-off Management Agreement, and sought damages in excess of $26 million. Kingsway intends to defend the arbitration vigorously. As part of its defense of the matter, Kingsway intends to show that Rockwall Financial did not meet its obligations under the Run-off
Management Agreement, abandoning the Lincoln run-off without cause. Kingsway may argue that Rockwall Financial breached the Run-off Management Agreement and, as a result, is not entitled to the sums it demands. Kingsway has reserved its rights to argue that Rockwall Financial was guilty of willful misconduct and/or gross negligence.
     The Company is also the defendant in two separate breach of contract suits filed by two former employees.

     Liquidity and Capital Resources

     During the three months ended March 31, 2010, the cash used in operating activities were $74.8 million and $46.4 million, respectively. The Company's insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio.
     Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and 35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%.
     As at March 31, 2010 the Company's total debt to capital and senior debt to capital ratios were 59.7% and 38.8% respectively. As a result, the limitations and restrictions described above are currently applicable. The
Board of Directors is considering alternatives to reduce these ratios to remove the limitations and restrictions in place.
     As a holding company, Kingsway derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of dividend and interest payments. The
Company believes that it has the flexibility to obtain the funds needed to fulfill its cash requirements and also to satisfy regulatory capital requirements over the next twelve months. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the Company are inadequate to service its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.
     On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of the Company, commenced a take-over bid (the "KLROC Offer") to acquire up to
1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway
Linked Return of Capital Trust at a price per unit of C$12.00 in cash. The
KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash.
     The Company acquired ownership of 121,000 of the KLROC units outside of the tender offer at an average price of C$ 10.45 per unit through a series of purchases on the Toronto Stock Exchange. As a result of these acquisitions, the Company beneficially owns and controls 833,715 units, representing approximately 26.72% of the issued and outstanding units.
     Subsequent to the Quarter end the Company announced that it intends to commence an offer to purchase for cash up to a maximum of 750,000 of the KLROC units, at a price per unit of C$17.50.
     Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of the Company announced on July 14, 2009 the commencement of a modified "Dutch
Auction" tender offer (the "2012 Offer") for a portion of its outstanding
Unsecured 6% Debentures due July 11, 2012 (the "2012 Debentures"). The 2012
Offer provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than
C$620, for a maximum aggregate purchase price to the offeror not to exceed
C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired
Friday, August 14, 2009 with valid tenders (that were not withdrawn) of
C$9,174,000 in aggregate principal amount of Debentures. Kingsway 2007 General
Partnership accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash.
     On March 29, 2010, as part of the closing of the Jevco sale transaction the Company repurchased $36.9 million (C$37.5 million) of par value of the
"2012 Debentures" realizing a gain of $6.2 million. The Company also repurchased $47.9 million of par value of the 7.50% senior notes due 2014
"2014 Debentures" realizing a gain of $9.5 million.
     The Company announced on July 29, 2009 an amendment to its normal course issuer bid for common shares had been approved by the Toronto Stock Exchange
("TSX"). The normal course issuer bid was originally announced by the Company on November 28, 2008. Purchases under the normal course issuer bid from
December 2, 2008 to December 1, 2009 were limited to 2,753,426 common shares
(or approximately 5% of the aggregate number of common shares outstanding on
November 15, 2008). Purchases under the normal course issuer bid, as amended, were limited to 5,386,545 common shares, or 10% of the public float on
November 28, 2008. The normal course issue bid, as amended, terminated on
December 1, 2009. Under this normal course issuer bid, 3,472,700 shares were repurchased at an average price of C$3.77.
     As at March 31, 2010 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries.
     In the United States, a risk based capital ("RBC") formula is used by the
National Association of Insurance Commissioners ("NAIC") to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at March 31, 2010, all U.S. subsidiaries, are estimated to be above the required RBC levels, with RBC ratio estimates ranging between
428% and 601%, and have estimated aggregate capital of approximately $80.4 million in excess of the 200% level. Effective January 1, 2010, the company expanded its utilization of an existing intercompany pooling arrangement to incorporate additional affiliated insurance entities. Under this agreement, premiums, losses, acquisition costs and underwriting expenses are pooled and then allocated to the members of the pool based upon predetermined participation percentages. The current members of the pool along with their corresponding participation percentage are as follows; Mendota Insurance
Company (30%), Mendakota Insurance Company (5%), American Service Insurance
Company (30%), American Country Insurance Company (15%), and Universal
Casualty Company (20%).
     On October 19, 2009, the Company announced that its indirect wholly owned subsidiary, Kingsway America Inc. ("KAI"), had disposed of its entire interest in KAI's wholly owned subsidiary Walshire. Walshire is the sole shareholder of
Lincoln. All of the stock of Walshire has been donated to charity, and with this disposition Lincoln ceased being a member of the Kingsway group of companies.
     The Pennsylvania Insurance Department ("DOI") has challenged the disposition to charities of Walshire and its subsidiaries. On November 20,
2009, the DOI filed a complaint in the Commonwealth Court of Pennsylvania
("Commonwealth Court") against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company disagreed with the DOI's position and maintains that the donations of Walshire shares to the charities were lawful and valid. On November 19, 2009, the day before the DOI's complaint, the Company and KAI filed a complaint in the
Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations. In response to the Company's complaint, the DOI filed a New Matter (in essence, a counterclaim). The Company has demurred to each of the claims in the DOI's complaint, thereby putting the legal sufficiency of the DOI's claims at issue.
Subsequent to the quarter end, on April 1, 2010 the Commonwealth Court of
Pennsylvania dismissed all claims against the Company. The court sustained the
Company's objection to the action and rejected the arguments made by the DOI.
     Subsequent to the quarter end, on April 30, 2010, the DOI filed a notice of appeal to the Pennsylvania Supreme Court relating to the Commonwealth
Court's April 1, 2010 decision. The Company intends to oppose this appeal.
     If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in
Lincoln's financial results being included in the Company's consolidated financial statements. If the Commonwealth Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln go into liquidation while still part of the
Company. The Company's public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.
     As part of the ongoing transformation program, during the second quarter of 2009 the Company began terminating all related party reinsurance treaties.
As at September 30, 2009, all treaties between Kingsway Reinsurance
Corporation and the U.S. operating companies have been commuted. As noted
above, treaties between the Canadian operating companies and Kingsway
Reinsurance (Bermuda) Limited were commuted effective October 1, 2009. This initiative has resulted in increased capital in our operating companies and it has released excess capital from the captive reinsurers to be used for corporate purposes.
     As at September 30, 2009, following the commutation of all intercompany reinsurance treaties between Kingsway Reinsurance Corporation and the
Company's U.S. operating subsidiaries, a significant portion of the remaining capital at Kingsway Reinsurance Corporation was repatriated. A portion of this capital was re-deployed directly into the U.S. operating subsidiaries and a portion was held at the parent company for corporate purposes. The regulatory capital remaining in Kingsway Reinsurance Corporation following the commutation of all related party reinsurance treaties is below the amount required under the Insurance Act of Barbados where Kingsway Reinsurance
Corporation is domiciled. The Company considers this situation to be temporary as the calculation of the minimum capital required is based upon the premiums of the previous calendar year when the level of underwriting activity was significantly greater than those of the ongoing Barbados operation. This situation has been communicated to the Office of the Supervisor of Insurance in Barbados which has accepted the Company's commitment to resolve the shortfall in 2010. At that time, the Company believes that the capital available will exceed the capital required with no additional capital required.
     As at March 31, 2010, the capital maintained by Kingsway Reinsurance
(Bermuda) Limited was approximately $0.5 million in excess of the regulatory capital requirements in Bermuda.

     Off-Balance Sheet Financing

     The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on July
14, 2005 which is more fully described in Note 17(d) of the 2009 audited consolidated annual financial statements and on page 25 of the 2009 Annual
Report. The Company has one other off-balance sheet financing arrangement as described on page 25 of the 2009 Annual Report.

     Critical accounting estimates and assumptions

     The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The year-to-date results of the Company reflect management's judgments regarding the impact of prevailing global credit, and equity market conditions. Given the uncertainty surrounding the continued volatility in these markets, and the general lack of liquidity in financial markets, the actual financial results could differ from those estimates.
     There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A, as described on page 28 of the
2009 Annual Report.

     Related Party Transactions

     Related-party transactions, including services provided to or received by the Company's subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties. Management believes that consideration paid for such services approximate fair value. For additional details, see
Note 13 of the financial statements.
     On January 4, 2010, the Company and its subsidiary Kingsway America Inc.
acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr.Swets, a former director of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company.
The value of the consideration paid was approximately $2.5 million at the time of close.
     Subsequent to the transaction, certain employees of Itasca are now employees within the KAI group, including Mr. Swets.
     In March 2009, the Company obtained a $20 million financing facility from
American Physicians Assurance Corporation ("AP Assurance") to allow for specific capital initiatives. Two of the members of the Company's Board of
Directors also sit on the board of AP Assurance making it a related party. The facility was at fair market terms and conditions. No funds were ever drawn on this facility and it has expired. In the fourth quarter of 2009, a new $20 million facility was obtained from AP Assurance. This new facility was at fair market terms and conditions. No funds were ever drawn on this facility and it was terminated on February 25, 2010.
     In March 2010, the Company signed an agreement with AP Assurance to provide investment management and investment accounting services to the
Company, commencing April 1, 2010. This agreement is at fair market terms and conditions.
     In 2009, in addition to a previously agreed retainer of C$0.1 million, the Board of Directors had decided to pay additional retainer payments of $0.4 million and C$0.1 million to the Chairman of the Board. Of these additional amounts, in 2009, the Company had paid $0.2 million and C$0.1 million as at
March 31, 2010. In 2010, the remaining $0.2 million owing was paid.
     In the first quarter of 2010, in addition to a previously agreed retainer of C$0.2 million, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. This additional payment was made subsequent to the quarter end.

     International Financial Reporting Standards (IFRS)

     The discussion in this section is not significantly different than what was disclosed on pages 30 to 35 in the Company's 2009 annual report as that information provided a status update as of March 30, 2010. The Company's transition towards International Financial Reporting Standards ("IFRS") is on
track and progressing according to plan.

     The Accounting Standards Board requires all Canadian public companies to adopt International Financial Reporting Standards ("IFRS") for the preparation of financial statements for fiscal years beginning on or after January 1,
2011. Accordingly, the Company will report its financial results for the year ending December 31, 2011 and its quarterly results commencing with the quarter ending March 31, 2011 in accordance with IFRS. The Company will also report comparative prior period results on an IFRS basis, including an opening balance sheet as of January 1, 2010. As permitted by the U.S. Securities and
Exchange Commission ("SEC") the Company will not provide a reconciliation of its IFRS reported results to U.S. generally accepted accounting principles
("US GAAP") in its annual consolidated financial statements.
     IFRS consist of the IFRS's, International Accounting Standards ("IAS"),
and interpretations developed by the International Financial Reporting
Interpretations Committee ("IFRIC") or the former Standing Interpretations
Committee. IFRS uses a conceptual framework similar to that of Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. These differences have been identified and will be addressed in the course of implementing IFRS.
     A formal IFRS Project Charter ("Project Charter") and an IFRS Project
Plan ("Project Plan") were prepared during the Initial Assessment Phase of the
Project, outlining the key elements and timing of the plan, and were both approved by the IFRS Project Steering Committee and Audit Committee.
     The Project Charter focuses on the purpose and objectives of the project, expectations and deliverables to key stakeholders, project scope and approach, milestone plan with completion criteria, date and deliverables, significant project risks and mitigation actions, roles and responsibilities of the IFRS
Project Steering and Implementation Committees, project management, issue resolution, and communication plan.
     The project Plan is updated on a regular basis and tracked by the level of completion of the detailed activities as shown below:

     <<
     -------------------------------------------------------------------------
     Phase       Estimated   Key elements              Status at March 31,
                 completion                            2010
                 time
     -------------------------------------------------------------------------
     Phase 1 -   November   a) Form IFRS Project       Completed
     Initial     2008          Steering and
     Assessment                Implementation
                               Committees;
                            b) Prepare a Project
                               Charter and a
                               Project Plan;
                            c) Prepare high level
                               impact assessment on
                               the Company's
                               financial statements
     -------------------------------------------------------------------------
     Phase 2 -    December  a) Identify IFRS             Completed activities:
     Detailed     2009         standards applicable      ---------------------
     Assessment                to the Company;        a) Identified IFRS
                            b) IFRS vs. Canadian         standards applicable
                               GAAP/U.S. GAAP            to the Company;
                               accounting/disclosure  b) IFRS vs. Canadian
                               gap analysis              GAAP accounting/
                            c) IFRS 1 analysis           disclosure gap
                            d) Accounting strategy       analysis;
                               analysis (i.e.         c) IFRS 1 analysis;
                               preliminary accounting d) Preliminary
                               policy choices);          accounting
                            e) Information technology    policy choices
                               and internal controls     (i.e. Accounting
                               impact assessments        strategy analysis);
                            f) Business impact        e) Information
                               assessment (such as       technology and
                               assess impact on          internal controls
                               contracts which are       impact assessments
                               based on Canadian      f) Business impact
                               GAAP measures);           assessment;
                            g) Bonuses/variable       g) Design training
                               compensation impact       strategy for the
                               assessment                employees directly
                            h) Design training           or indirectly
                               strategy for the          associated with IFRS
                               employees directly        conversion;
                               or indirectly          h) Comply with the
                               associated with           regulatory reporting
                               IFRS conversion;          requirements
                            i) Comply with the           (i.e. OSFI, FSCO and
                               regulatory                CSA requirements);
                               reporting requirements
                               (i.e. OSFI, FSCO and      Pending activities
                               requirements)             ------------------
                                                      a) Bonuses/variable
                                                         compensation
                                                         impact assessment

     -------------------------------------------------------------------------
     Phase 3 -   July 2010  a) Financial impact          Completed activities:
     Solutions                 analysis;                 --------------------
     Development            b) Quantification of      a) Financial impact
                               IFRS and Canadian         analysis;
                               GAAP differences;      b) Selection and
                            c) Selection and             documentation of
                               documentation of          IFRS accounting
                               IFRS accounting           policies;
                               policies;              c) Design of internal
                            d) Design of internal        controls;
                               controls;              d) Document proposed
                            e) Document proposed         system changes;
                               system changes;        e) Comply with the
                            f) Renegotiate contracts     regulatory reporting
                               if impacted by IFRS;      requirements (i.e.
                            g) Redesign compensation     OSFI, FSCO and CSA
                               plan;                     requirements)
                            h) Prepare implementation
                               plan for accounting       In progress
                               and reporting, systems,   -----------
                               business and people;   a) Quantification of
                            i) Perform income tax        IFRS and Canadian
                               impact assessment,        GAAP differences;
                            j) Prepare proforma IFRS  b) Prepare proforma
                               financial statements;     IFRS financial
                            k) Revisit communication     statements;
                               and training strategy; c) Perform income tax
                            l) Comply with the           impact assessment,
                               regulatory reporting
                               requirements (i.e.        Pending
                               OSFI, FSCO and CSA        -------
                               requirements)          a) Renegotiate
                                                         contracts, if
                                                         impacted by IFRS;
                                                      b) Redesign compensation
                                                         plan;
                                                      c) Prepare
                                                         implementation plan
                                                         for accounting and
                                                         reporting, systems,
                                                         business and people;
                                                      d) Revisit communication
                                                         and training
                                                         strategy;
     -------------------------------------------------------------------------
     Phase 4 -   December   a) Implementation            Pending
     Implement   2010          of IFRS accounting
     -ation                    policies;
                            b) Prepare for the fiscal
                               year 2010 IFRS opening
                               balance sheet;
                            c) Prepare IFRS
                               comparatives for the
                               first quarter to fourth
                               quarter of 2010;
                            d) Perform system
                               enhancements to report
                               information under IFRS;
                            e) Implement new
                               accounting and
                               business processes;
                            f) Document changes to
                               internal controls;
                            g) Comply with the
                               regulatory reporting
                               requirements
                               (i.e. OSFI, FSCO and
                               CSA requirements);
                            h) Execute IFRS technical
                               training and change to
                               processes;
                            i) Draft accounting policy
                               manual and guidelines
                            j) Continuous monitoring
                               of changes to IFRS
                               standards, processes
                               and systems.
     -------------------------------------------------------------------------
     >>

     The entire project is expected to be completed by December 31, 2010.
     Throughout the project the Company continues to monitor exposure drafts and standards released by the International Accounting Standards Board and the
International Financial Reporting Interpretations Committee.

     <<
     1.  IFRS 1: First-Time Adoption of IFRS
         -----------------------------------
     >>
     IFRS 1, First-time Adoption of International Financial Reporting
Standards ("IFRS 1") applies when an entity adopts IFRS for the first time.
IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions to full retrospective application of standards in force at a first-time adopter's reporting date.
     The following are the optional exemptions, that KFSI has elected at the transition date of January 1, 2010, to apply prospectively, whose impact is expected to be significant during preparation of the first financial statements under IFRS:

     <<
         1. Business combinations
            ---------------------

         IFRS 1 permits a first-time adopter may elect not to apply IFRS 3,
         Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. KFSI has elected this exemption and will prospectively apply IFRS 3 to business
         combinations from the transition date of January 1, 2010. The classification and measurement of past business combinations will be based on acquisition date values and the goodwill carrying amount will be based on Canadian GAAP, subject to additional considerations under IFRS 1, Appendix B.

         2. Cumulative translation differences
            ----------------------------------

         International Accounting Standards ("IAS") 21, The Effects of Changes
         in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to
         IFRS. KFSI has elected to deem all cumulative translation differences to zero on the transition date to IFRS. Cumulative translation balance of $14.8 million will be deemed zero at December 31, 2009, and the transition date will be the reference point for future foreign entity disposals.

         3. Designation of previously recognized financial instruments
            ----------------------------------------------------------

         An entity is permitted to designate at the date of transition any financial asset as available for sale, or a financial instrument at fair value through profit and loss (FVTPL) provided that the asset or liability meets the criteria for such classification (IAS 39.9(b)
         (i), (b) (ii) and (11A)). KFSI has elected to designate its senior unsecured debentures at FVTPL. This comprises of a $125.0 million note issued by Kingsway America Inc. due in 2014 and a C$100.0 million debenture offering by a general partnership of the company due in 2012 of $97.6 million and $79.2 million respectively at
         December 31, 2009. The debt is currently classified as other financial liabilities and measured at amortized cost using the effective interest rate method under Canadian GAAP. The FVTPL election will firstly, reduce the accounting mismatch since the majority of the fixed income securities portfolio, which share interest rate risk with the debt liabilities, is classified as available for sale and measured at fair value, and secondly because the Kingsway debt is managed and evaluated on the basis of its fair value. As a result of the above change in accounting policy, a previously unrealized gain estimated at $73.3 million will be recognized in the retained earnings on transition date to IFRS.
         Subsequent gains or losses on fair valuation of the debt will be recognized in the profit and loss account under IFRS. As a result of gains recognized on the repurchase of senior indebtedness and the appreciation in the market value of the Company's senior indebtedness since the transition date the unrealized gain described above will decline significantly following the transition date.
     >>

     KFSI has also elected the following IFRS 1 exemptions on transition date.
The impact has been determined not to be significant to the financial statements on adoption of IFRS.

     <<
         -  Share-Based Payment Transactions: KFSI has elected to apply IFRS
            2, Share Based Payments requirements for equity settled share based payments prospectively from transition date. There is no impact on the consolidated financial statements on transition date resulting from this election.

         -  Insurance Contracts: IFRS 1 election allows KFSI as a first-time adopter to apply the transitional provisions of IFRS 4, Insurance contracts. See 2(d) below.

         -  Fair Value or Revaluation as Deemed Costs: IFRS 1 election was made to apply fair value deemed cost on transition date for self constructed property. The fair value of the self constructed property was determined on transition date, and approximated the carrying value. There is no significant financial impact as a result of this election as the fair value approximated the carrying value on transition date.

         -  Leases: IFRS 1 election allows a first time adopter to determine whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date. Based on assessment performed in the IAS 17 Leases
            Position Paper, as the Company adopted EIC-150 on January 1, 2005, which is substantially equivalent to IFRIC 4, no new arrangements which may contain a lease where identified, and there is no impact.

         -  Investments in Subsidiaries, Jointly Controlled Entities and
            Associates: KFSI has elected the IFRS 1 exemption to present investment in subsidiaries based on Canadian GAAP carrying value, in the separate financial statements, as the deemed cost under
            IFRS on transition date.

     2.  Accounting Impact Analysis
         --------------------------
     >>
     During the Detailed Assessment Phase- Phase 2, an IFRS Accounting Impact
Matrix was prepared, analyzing IFRS/ Canadian GAAP accounting differences, and the expected impact on the Company and its subsidiaries on adoption of IFRS.
Based on the IFRS standards expected to have a significant impact on the
Company and its subsidiaries, Position Papers were prepared to individually assess the financial, process, internal controls, information systems and people impact of each selected standard on the Company on adoption of IFRS.
The quantification of the financial impact is in progress.
     Highlighted below are the standards expected to have a significant impact on adoption of IFRS by the Company and its subsidiaries:

     <<
         a) Consolidated and Separate Financial Statements

         IAS 27 Consolidated and Separate Financial Statements requires that a parent shall consolidate its investments in subsidiaries using the control model. The Company recognizes entities in which it is not considered to be the primary beneficiary as variable interest entities (VIE), under Canadian GAAP, which entities are therefore not consolidated. Applying the control model under IAS 27 and SIC 12
         Special Purpose Entities, Kingsway ROC GP and Kingsway ROC LLC whose shares are wholly owned by the Company and Kingsway Linked Return on
         Capital (K- LROC) and Kingsway Note Trust (KN Trust) qualify as subsidiaries and SPEs respectively, which will be consolidated on adoption of IFRS. The Company is in the process of quantifying the financial impact of consolidating the additional entities on adoption of IFRS. The consolidation model will therefore be updated on adoption of IFRS to accommodate additional subsidiaries and SPEs under IFRS. Controls have been designed over the identification process of intercompany transactions with subsidiaries that will be consolidated for the first time under IFRS.

         IAS 27 also requires that a group uses uniform accounting policies for reporting like transactions and other events in similar circumstances, which will require the harmonization of accounting policies and the chart of accounts across the group on adoption of
         IFRS. Controls have been designed to ensure that the accounting policy differences within the group are appropriately dealt with, and the harmonized policies communicated across the group.

         b) Investment property

         IAS 40 Investment Property requires that land or a building, or part of a building, or both held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both is classified as an investment property. The Company and its
         subsidiaries own properties which are partially leased to third parties and owner occupied, and as the leased portions could be separately sold or leased out under a finance lease, IAS 40 requires that they are separately accounted for as investment property under
         IAS 40 or property under IAS 16 Property, Plant and Equipment. On adoption of IFRS, the Company will therefore reclassify the leased portions to investment properties and the owner occupied portions of the properties will be classified as property under IAS 16.

         After the transition date, the Company will continue to subsequently measure investment properties on a cost basis and depreciation will be determined using the straight line basis. Fair valuation of investment properties will also be performed on transition date and periodically thereafter, for disclosure purposes in the IFRS financial statements as required by IAS 40.

         During the Implementation Phase, system changes will be required including the creation of new general ledger accounts and mapping of the accounts to the financial statements to accommodate the new class of assets under IFRS. The fair value appraisal will be conducted by a qualified appraiser and controls have been designed over the inputs and review of outputs of the appraiser.

         c) Insurance contracts

         IFRS 4 Insurance Contracts allows insurers adopting IFRS to continue with their existing accounting policies. IFRS also permits entities to continue to apply their existing policies for measuring insurance liabilities, subject to a liability adequacy test. Based on the qualitative and quantitative assessment done in the Position Paper, the impact on adoption of IFRS 4 is not significant.

         IFRS 4 introduces new disclosures, which will be included in the
         Company's financial statements on adoption of IFRS. These include disclosures of insurance risk sensitivity, surrounding the nature and extent of risks arising from its insurance contracts, and showing the impact on profit or loss and equity if changes in the relevant risk variables that were reasonably possible at the end of the reporting period had occurred, and the methods and assumptions used in preparing the sensitivity analysis. New disclosures also include concentration of insurance risk, detailing management's basis of determining insurance risk concentration and a description of the shared characteristics identifying each concentration. In determining insurance risk sensitivity and concentration, the Company will implement additional monitoring controls over the use of estimates and end user computing processes.

         IFRS 4 also disallows off setting of insurance liabilities against related insurance assets as well as income and expenses which are offset from reinsurance amounts.

         d) Impairment of Assets

         IAS 36 requires that intangible assets with indefinite lives are tested for impairment on the transition date and annually going forward, by comparing the carrying value with the recoverable amount irrespective of whether there is an indication that it is impaired, whereas under Canadian GAAP, an evaluation was performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company will therefore perform a full impairment test by determining the recoverable value of an asset under IFRS based on the higher of fair value less costs to sell or value in use. The value in use of an asset will be based on discounted cash flows under IFRS.

         At December 31, 2009, KFSI had intangible assets with indefinite useful lives with a carrying value of $10.1 million. The Company is in the process of performing the impairment test for intangible assets on transition date based on IAS 36 requirements.

         Based on the expected process changes above on adoption of IAS 36, the system will be modified to track the history of impairment losses arising on an individual asset basis- if any, and the impairment model will also be updated to apply discounted cash flows to determine the value in use of an asset under IFRS. Controls will be put in place for the appropriate selection of the discount rate and over tracking of impairments by asset in the event that an impairment charge is reversed.

         e) Property, Plant and Equipment

         IAS 16 requires that each part of an item of property, plant and equipment with a cost that is significant in relation to total cost of the item shall be depreciated separately. An analysis completed in the first quarter 2010 of the usefully lives of components of buildings was performed and the impact of separately depreciating the components was determined to be immaterial. Accordingly depreciation will continue under the current method.

         f) Non-current Assets Held for Sale and Discontinued Operations

         Included in Liabilities Held for Sale at December 31, 2009 was a
         deferred gain of C$0.8 million related to a sale and leaseback of property owned by the Jevco subsidiary. The lease is an operating lease. IAS 17 requires that the gain be recognized in profit or loss at the date of the transaction. Accordingly the gain will be credited to retained earnings in our opening balance sheet.

         g) Share-Based Payment Transactions

         IFRS 2 Share Based Payment s requires that forfeitures of equity settled share based payments which have been granted, are estimated upfront and re-estimated each period based on actual experience to determine the compensation expense over the vesting period. The
         Company will therefore change its basis of determining the estimate, which is currently based on actual forfeitures at period end over the vesting period. There will be no financial impact over the vesting period of the granted shares, although the estimated periodic compensation expense may differ from the current accounting policy.

         On adoption of IFRS, each of the Company's subsidiaries, whose employees participate in the Kingsway Financial Stock Option
         Incentive Plan in which the parent company grants rights to its shares, to employees of its subsidiaries, will each recognize the corresponding compensation benefit for its employees, and a corresponding increase in equity as a contribution from the parent
         Company in accordance with IFRIC 11 Group and Treasury shares transactions. There will be no impact on the consolidated financial statements. Change management controls will be required over the accounting for the stock options at subsidiary level.

         h) Presentation of financial statements

         The Company has made additional accounting policy choices as a result of adoption of IFRS which will affect the disclosures in the financial statements, among which is the accounting policy choice for an entity to present its expenses either by nature or function on the face of the Statement of Comprehensive Income. The Company will present its expenses by nature, which is deemed to provide more relevant information as an insurance company. This will result in significant changes to the current mapping of the general ledger to the financial statements and appropriate controls will be
         implemented.

     3.  Impact on processes, information systems and controls
         -----------------------------------------------------
     >>
     While new processes, internal controls and modifications to the existing information systems have been identified in the respective IFRS Position
Papers, and plans are also underway to implement the changes arising from the new accounting policies selected under IFRS, except as described above, the
Company has determined that the other changes to its current accounting, information systems or its processes as a result of the conversion to IFRS will not be significant.
     In the Position papers, the Company identified the processes and information systems changes which will be required as a result of adoption of
IFRS. Proposed internal controls have been designed as part of the Position
Papers analysis, to mitigate the risks arising from the process and information systems changes and to also ensure the internal control over financial reporting is robust. The process and internal controls changes resulting from adoption of IFRS have been identified in the respective
Position Papers and will be formally documented and updated as the project progresses. Internal controls which have been designed to address the changes in processes as a result of adoption of IFRS are expected to be implemented and evaluated during Phase 4 Implementation Phase, of the project.
     Regular Steering Committee meetings attended by various members of management are held to communicate, review the project progress and deliverables. The Audit Committee continues to provide oversight to the IFRS project, and reviews the project status periodically. To date, the group's
IFRS 1 elections and IFRS accounting policy choices have been approved by both the Steering and Audit Committees.

     <<
     4.  Financial reporting expertise, including training requirements
         --------------------------------------------------------------
     >>
     Initial education and training sessions on the adoption of IFRS, have been communicated to the Company's finance and accounting staff. A training program has been prepared for more detailed sessions across the group to be held within the Solutions Development and Implementation Phases of the
project. This will focus among others, on the Company's IFRS policy choices, and the changes to the existing procedures and controls as a result of adopting IFRS. An additional IFRS Resource was also contracted to provide additional support to the in-house management team. Current resources are deemed appropriate to satisfactorily carry out the project to completion.

     <<
     5.  Future Modifications to IFRS
         ----------------------------
     >>
     The IAS is in process of modifying current standards and is expected to issue new standards in the coming months. The Company will continue to review proposed and issued standards and interpretations. The impact of these changes on the Company's business activities cannot be quantified at this date.

     Disclosure of Outstanding Share Data

     As at March 31, 2010, the Company had 52,095,828 common shares outstanding and there have been no changes up to the reporting date.

     Summary of Quarterly Results

     The following table presents the financial results over the previous eight quarters.

     <<
     -------------------------------------------------------------------------
     (in millions of dollars except per share values)
     -------------------------------------------------------------------------
                 2010    2009    2009    2009    2009    2008    2008    2008
                   Q1      Q4      Q3      Q2      Q1      Q4      Q3      Q2
     -------------------------------------------------------------------------
     Gross
      premiums
      written  $ 84.3  $ 70.4  $ 82.8  $ 86.7  $136.9  $101.2  $118.8  $127.0
     Net
      premiums
      earned     81.5    79.7   103.0   111.1   136.4   119.3   153.1   100.3
     Total
      Revenue    83.4    71.3   106.7   122.6   142.6   115.3   152.4   144.3
     -------------------------------------------------------------------------
     Net income
      (loss)
      from
      continuing
      opera-
      tions     (16.8)  (65.2)  (24.0)  (11.6)   (5.6) (165.2)    9.4    (3.3)
     Net income
      (loss)     24.1   (75.5) (118.1)  (38.4)  (58.3) (360.4)  (17.4)    6.3
     -------------------------------------------------------------------------
     Earnings
      (loss) per
      share -
      continuing
      operations
     Basic     $(0.32) $(1.26) $(0.44) $(0.21) $(0.10) $(3.00) $ 0.17 $ (0.06)
     Diluted   $(0.32) $(1.26) $(0.44) $(0.21) $(0.10) $(3.00) $ 0.17 $ (0.06)
     Earnings
      (loss) per
      share -
      net income
      (loss)
     Basic     $ 0.46  $(1.46) $(2.19) $(0.70) $(1.06) $(6.53) $(0.32) $ 0.11
     Diluted   $ 0.46  $(1.46) $(2.19) $(0.70) $(1.06) $(6.53) $(0.32) $ 0.11
     -------------------------------------------------------------------------

     Supplementary Financial Information from Continuing Operations

     -------------------------------------------------------------------------
     Financial Strength Indicators:
     -------------------------------------------------------------------------
     Some of the key indicators of the Company's
      financial strength are as follows:
     -------------------------------------------------------------------------
                                                      March 31,   December 31,
                                                          2010           2009
     -------------------------------------------------------------------------
     Senior debt to capitalization ratio                 38.8%          48.7%

     Total debt to capitalization ratio                  59.7%          66.6%
     -------------------------------------------------------------------------
     >>

     Outlook

     The Company's 2009 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
"Risk Factors" in the section entitled "Management's Discussion and Analysis".
These factors and events have, for the most part, remained substantially unchanged except as otherwise disclosed herein.

     Internal Controls over Financial Reporting and Disclosure Controls &
Procedures

     Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under National Instrument
52-109 issued by the Canadian Securities Administrators. Management has
designed such internal controls over financial reporting, or caused them to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
     Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under National
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer
by others within those entities, particularly during the period in which the interim filings are being prepared.

     Forward Looking Statements

     This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words
"anticipate", "expect", "believe", "may", "should", "estimate", "project",
"outlook", "forecast" or similar words are used to identify such forward looking information. Such forward looking statements reflect management's current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see the Company's securities filings, including its 2009 Annual Report under the heading Risk
Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at
www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange
Commission's website at www.sec.gov or through the Company's website at
www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     Additional Information

     Additional information relating to the Company, including the Company's
Annual Report and the Company's Annual Information Form is on SEDAR at
www.sedar.com.

     <<
     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF OPERATIONS
     (In thousands of U.S. dollars, except for per share values)
     -------------------------------------------------------------------------
     (Unaudited)                                 Three months ended March 31:
     -------------------------------------------------------------------------
                                                          2010           2009
     -------------------------------------------------------------------------
     Gross premiums written                         $   84,293     $  136,922
     -------------------------------------------------------------------------
     Net premiums written                           $   76,952     $  161,573
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned                          $   81,475     $  136,346
       Investment income (Note 6)                        1,421          8,251
       Net realized gain (loss) (Note 6)                   517         (2,173)
     -------------------------------------------------------------------------
                                                        83,413        142,424
     -------------------------------------------------------------------------

     Expenses:
       Claims incurred                              $   67,284     $  104,651
       Commissions and premiums taxes                   15,384         20,050
       General and administrative expenses              24,582         18,210
       Restructuring costs (Note 10)                     3,690          1,329
       Interest expense                                  5,508          6,296
       Amortization of intangibles                       1,521          2,564
     -------------------------------------------------------------------------
                                                       117,969        153,100
     -------------------------------------------------------------------------
     Loss before unusual item and income taxes         (34,556)       (10,676)
     Gain on buy-back of senior notes (Note 12)         15,103              -
     -------------------------------------------------------------------------
     Loss from continuing operations before
      income taxes                                     (19,453)       (10,676)
     Income tax recovery                                (2,657)        (5,086)
     -------------------------------------------------------------------------
     Loss from continuing operations                   (16,796)        (5,590)
     Income (loss) from discontinued operations,
      net of taxes (Note 3)                              8,359        (51,061)
     Income (loss) on disposal of discontinued
      operations, net of taxes (Note 3)                 32,533         (1,616)
     -------------------------------------------------------------------------
     Net Income (loss)                              $   24,096     $  (58,267)
     -------------------------------------------------------------------------
     Loss per share - continuing operations:
     Basic:                                         $    (0.32)    $    (0.10)
     Diluted:                                       $    (0.32)    $    (0.10)
     -------------------------------------------------------------------------
     Earnings (loss) per share - net income (loss):
     Basic:                                         $     0.46     $    (1.06)
     Diluted:                                       $     0.46     $    (1.06)
     Weighted average shares outstanding
      (in '000s):
     Basic:                                             52,062         55,069
     Diluted:                                           52,062         55,107
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED BALANCE SHEETS
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                                                      March 31,   December 31,
                                                          2010           2009
                                                    (unaudited)
     -------------------------------------------------------------------------
     ASSETS
       Cash and cash equivalents                    $  204,009     $   58,726
       Securities (Note 6)                             468,262        512,197
       Accrued investment income                         4,038          4,158
       Financed premiums                                17,876         15,237
       Accounts receivable and other assets             98,274         94,285
       Funds held in escrow (Note 3)                    27,072              -
       Due from reinsurers and other insurers            6,253          4,938
       Deferred policy acquisition costs                26,843         29,088
       Income taxes recoverable                         14,053         15,883
       Future income taxes                              10,197          9,481
       Capital assets                                   29,835         30,308
       Goodwill and intangible assets                   37,356         37,573
       Assets held for sale (Note 3)                         -      1,145,481
     -------------------------------------------------------------------------
                                                    $  944,068     $1,957,355
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Loans payable                                $   66,222     $   66,222
       Accounts payable and accrued liabilities         58,187         61,041
       Unearned premiums                               119,724        120,657
       Unpaid claims                                   347,402        368,501
       Senior unsecured debentures                      95,381        176,764
       Subordinated indebtedness                        87,423         87,415
       Liabilities held for sale (Note 3)                    -        907,416
     -------------------------------------------------------------------------
                                                       774,339      1,788,016
     -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
       Share capital
         Issued and outstanding number of
          common shares                                296,091        295,291
           52,095,828 - March 31, 2010
           51,595,828 - December 31, 2009
       Contributed surplus                              19,205         20,549
       Deficit                                        (169,476)      (193,572)
       Accumulated other comprehensive income           23,909         47,071
     -------------------------------------------------------------------------
                                                       169,729        169,339
     -------------------------------------------------------------------------
                                                    $  944,068     $1,957,355
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                                                 Three months ended March 31:
     -------------------------------------------------------------------------
     (Unaudited)                                          2010           2009
     Share capital
     Balance at beginning of period                 $  295,291     $  322,344
     Issued during the period (Note 13)                    800              -
     -------------------------------------------------------------------------
     Balance at end of period                          296,091        322,344
     -------------------------------------------------------------------------
     Contributed surplus
     Balance at beginning of period                 $   20,549     $    9,791
     Forfeited options                                  (1,718)        (1,095)
     Stock option expense                                  374            457
     -------------------------------------------------------------------------
     Balance at end of period                           19,205          9,153
     -------------------------------------------------------------------------
     Retained earnings (deficit)
     Balance at beginning ofperiod                 $ (193,572)    $   98,564
     Net income (loss) for the period                   24,096        (58,267)
     Common share dividends                                  -           (872)
     -------------------------------------------------------------------------
     Balance at end of period                         (169,476)        39,425
     -------------------------------------------------------------------------
     Accumulated other comprehensive income
     Balance at beginning of period                 $   47,071     $   22,873
     Other comprehensive income (loss)                 (23,162)       (23,248)
     -------------------------------------------------------------------------
     Balance at end of period                           23,909           (375)
     -------------------------------------------------------------------------
     Total shareholders' equity at end of period    $  169,729     $  370,547
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                                                 Three months ended March 31:
     -------------------------------------------------------------------------
     (Unaudited)                                          2010           2009
     -------------------------------------------------------------------------
     Comprehensive income (loss)
     Net income (loss)                              $   24,096     $  (58,267)
     Other comprehensive income (loss), net of taxes:
     - Change in unrealized gains (losses) on
        available-for-sale securities:
       Unrealized gains (losses) arising during the
        period, net of income taxes(1)                   3,220         (1,162)
       Recognition of realized gains to net income,
        net of income taxes(2)                          (5,105)       (11,202)
     - Unrealized gains (losses) on translating
        financial statement of self-sustaining foreign
        operations                                      13,259         (9,523)
     - Recognition of currency translation gain on
        disposal of subsidiary (Note 3)                (34,075)             -
     - Gain (loss) on cash flow hedge                     (461)        (1,361)
     -------------------------------------------------------------------------
     Other comprehensive income                        (23,162)       (23,248)
     -------------------------------------------------------------------------
     Comprehensive income (loss)                    $      934     $  (81,515)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of income tax of $1,378 for the three months ended March 31, 2010 and $(3,750) for the three months ended March 31, 2009.
     (2) Net of income tax of $(2,370) for the three months ended March 31,
         2010 and $(2,670) for the three months ended March 31, 2009.

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CASH FLOWS
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                                                 Three months ended March 31:
     -------------------------------------------------------------------------
     (Unaudited)                                          2010           2009
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities
     Net income (loss)                              $   24,096     $  (58,267)
     Items not affecting cash:
       Loss (income) from discontinued operations      (40,892)        52,677
       Amortization                                      2,226          2,953
       Future and current income taxes                  (2,657)        (5,086)
       Net realized (gains) losses                        (517)         2,173
       Amortization of bond premiums and discounts       2,267             52
       Net change in other non-cash balances           (59,273)       (40,854)
     -------------------------------------------------------------------------
                                                       (74,750)       (46,352)
     -------------------------------------------------------------------------
     Financing activities
     Share capital                                         800              -
     Contributed surplus                                (1,344)          (638)
     Dividends paid                                          -           (872)
     Bank indebtedness and loans payable                     8              7
     Senior unsecured indebtedness                     (81,383)        (2,433)
     -------------------------------------------------------------------------
                                                       (81,919)        (3,936)
     -------------------------------------------------------------------------
     Investing activities
     Purchase of securities                            (33,219)      (178,454)
     Proceeds from sale of securities                   85,116        381,278
     Financed premiums receivable, net                  (2,639)        (1,625)
     Net proceeds from sale of discontinued operations 252,661         (1,941)
     Net capital assets and intangible assets               33          7,006
     -------------------------------------------------------------------------
                                                       301,952        206,264
     -------------------------------------------------------------------------

     Net change in cash and cash equivalents           145,283        155,976
     Cash and cash equivalents at beginning of period   58,726         63,928
     -------------------------------------------------------------------------
     Cash and cash equivalents at end of period        204,009        219,904
     -------------------------------------------------------------------------
     Less cash and cash equivalents of discontinued
      operations at end of period                            -         44,878
     -------------------------------------------------------------------------
     Cash and cash equivalents of continuing
      operations at end of period                   $  204,009     $  175,026
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     For the three months ended March 31, 2010 and 2009
     (Unaudited - tabular amounts in thousands of U.S. dollars)
     -------------------------------------------------------------------------

     NOTE 1 Basis of Presentation
     -------------------------------------------------------------------------

     These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements do not contain all disclosures required by Canadian GAAP and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2009 as set out on pages 51 to 106 of the Company's 2009 Annual Report.

     NOTE 2 Changes in Accounting Policies
     -------------------------------------------------------------------------

     There were no new accounting policies adopted in the first quarter of the current fiscal year.

     NOTE 3 Discontinued Operations
     -------------------------------------------------------------------------

     Walshire, Zephyr and Avalon, previously disclosed as part of the United
     States segment, and Jevco, Kingsway General Insurance Company ("KGIC")
     and York Fire, previously disclosed as part of the Canadian segment, have been classified as discontinued operations and the results of their operations are reported separately for all periods presented.

     Summarized financial information for discontinued operations is shown below.

     -------------------------------------------------------------------------
                                                 Three months ended March 31:
     -------------------------------------------------------------------------
                                                          2010           2009
     -------------------------------------------------------------------------
     Operations:
     Revenue                                        $   84,861     $  154,936
     -------------------------------------------------------------------------
     Income (loss) from discontinued operations
      before taxes                                      13,438        (52,567)
     Income tax (recovery)                               5,079         (1,506)
     -------------------------------------------------------------------------
     Income (loss) from discontinued operations
      before loss on disposal, net of taxes         $    8,359     $  (51,061)
     -------------------------------------------------------------------------
     Disposals:
     Gain (loss) on disposal before income taxes    $   31,959     $   (1,941)
     Income taxes recovery                                (574)          (325)
     -------------------------------------------------------------------------
     Gain (loss) on disposal, net of taxes          $   32,533     $   (1,616)
     -------------------------------------------------------------------------
     Income (loss) from discontinued operations,
      net of taxes                                  $   40,892     $  (52,677)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                     31-Mar-10      31-Dec-09
     -------------------------------------------------------------------------
     Assets
     Cash and cash equivalents                      $        -     $   62,155
     Securities                                              -        852,131
     Accrued Investment Income                               -          5,970
     Finance Premiums                                        -         51,340
     Accounts Receivable and other assets                    -         19,930
     Due from reinsurers and other insurers                  -         76,293
     Deferred policy acquisition costs                       -         29,974
     Income taxes recoverable                                -         (5,295)
     Future income taxes                                     -          2,802
     Capital assets                                          -         48,885
     Goodwill and other intangible assets                    -          1,296
     -------------------------------------------------------------------------
     Assets held for sale and discontinued
      operations                                    $        -     $1,145,481
     -------------------------------------------------------------------------
     Liabilities
     Accounts payable and accrued liabilities       $        -     $    9,759
     Unearned premiums                                       -        144,323
     Unpaid claims                                           -        753,334
     -------------------------------------------------------------------------
     Liabilities held for sale and discontinued
      operations                                    $        -     $  907,416
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Walshire:

     In May 2009, the Company placed all of Lincoln into voluntary run-off.
     After that date Lincoln continued to experience losses from unfavourable reserve development. The result of Lincoln's operational losses greatly reduced the Company's capital flexibility and created the potential of the Company breaching the covenants in its trust indentures. These ongoing losses also contributed to the financial strength rating downgrades of all operating companies.

     On October 19, 2009, with the objective of protecting the interests of the Company's stakeholders, Kingsway America Inc. ("KAI"), an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire. Walshire is the sole shareholder of Lincoln. All of the stock of Walshire has been donated to charities, and with this disposition Lincoln ceases being a member of the
     Kingsway group of companies.

     The Pennsylvania Insurance Department ("DOI") has challenged the disposition of Lincoln. On November 20, 2009, DOI filed a complaint in the Commonwealth Court of Pennsylvania ("Commonwealth Court") against the
     Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company disagreed with the DOI's position and maintains that the donations of Walshire shares to the charities were lawful and valid. On November 19, 2009, the day before the DOI's complaint, the Company and KAI filed a complaint in the Commonwealth
     Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations. In response to the Company's complaint, the DOI filed a New Matter (in essence, a
     Counterclaim). The Company has demurred to each of the claims in the
     DOI's complaint, thereby putting the legal sufficiency of the DOI's claims at issue. The demurrers were argued to a panel of the Commonwealth
     Court on February 9, 2010. Subsequent to the quarter end, on April 1,
     2010, the Commonwealth Court dismissed all claims against the Company.
     The Commonwealth Court sustained the Company's objection to the action and rejected the arguments made by the DOI. Subsequent to the quarter end, on April 30, 2010, the DOI filed a notice of appeal to the
     Pennsylvania Supreme Court relating to the April 1, 2010 decision. The
     Company intends to oppose this appeal.

     If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in Lincoln's financial results being included in the Company's consolidated financial statements. If the Pennsylvania Supreme Court or a higher court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should
     Lincoln go into liquidation while still part of the Company. The
     Company's public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

     The Company's commitment to the DOI to provide a $10.0 million cash payment to Lincoln was paid in 2009. The Company also has continuing obligations on reinsurance agreements with Lincoln which are at market terms and conditions. These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln.

     On June 29, 2009, Kingsway and Lincoln entered into an agreement with
     Rockwall Financial Advisors, LLC ("Rockwall Financial"). Pursuant to that agreement (the "Run-off Management Agreement"), Rockwall Financial was to
     serve as the run-off manager for Lincoln. In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to Rockwall Financial no later than
     March 1, 2014, provided the contract is not terminated by Kingsway or
     Lincoln for cause. As a result of the October 19, 2009 disposition of
     Lincoln, in 2009, the Company had accrued $3.2 million for the base compensation and the additional $2.5 million compensation for a total compensation of $5.7 million as at March 31, 2010.

     In March 2010, Rockwall Financial stopped providing its services as the manager of the Lincoln run-off. Rockwall Financial notified Kingsway that it was terminating the Run-off Management Agreement, because, it claimed,
     Kingsway had not made certain payments to Rockwall Financial and had otherwise breached the Run-off Management Agreement. Shortly before
     Rockwall Financial's unilateral decision to stop providing services to support Lincoln, Rockwall Financial had entered into a settlement agreement to dispose of pending litigation between Rockwall Financial and
     Lincoln in which Rockwall Financial received payments and a release. In that litigation, Lincoln had alleged, among other things, that Rockwall
     Financial had engaged in self-dealing and other misconduct while serving as the Lincoln run-off manager.

     Rockwall Financial then served upon Kingsway a demand for arbitration, claiming that Kingsway had breached the Run-off Management Agreement, and sought damages in excess of $26 million. Kingsway intends to defend the arbitration vigorously. As part of its defense of the matter, Kingsway intends to show that Rockwall Financial did not meet its obligations under the Run-off Management Agreement, abandoning the Lincoln run-off without cause. Kingsway may argue that Rockwall Financial breached the
     Run-off Management Agreement and, as a result, is not entitled to the sums it demands.

     At September 30, 2009, the total investment in Walshire was written down to nil. After taking into account the operating loss of Lincoln from
     October 1 to 19, 2009, factoring in realized investment gains and the write down of net assets, a net gain on disposal of $1.4 million was recorded and included in discontinued operations. The results of Lincoln from January 1 to October 19, 2009, the aggregate of the write-down of the investment in Walshire and the $10.0 million cash payment have been included in the income (loss) from discontinued operations, net of taxes line item in the Company's consolidated statement of operations for the year ended December 31, 2009.

     The Company's revenues from discontinued operations relating to Walshire were nil and $68.2 million in the first quarters of 2010 and 2009 respectively. In total, the Company's loss from discontinued operations relating to Walshire, net of taxes was $2.7 million and $42.0 million in first quarters of 2010 and 2009 respectively.

     At the date of disposition, the securities, other non-cash assets and total liabilities of Walshire were $649.1 million, $322.7 million and
     $889.3 million respectively.

     Zephyr:

     On October 30, 2009, the Company completed its previously announced sale of Zephyr, a specialty property insurance company founded specifically to protect Hawaii homeowners and residents from catastrophic loss due to hurricanes, for $31.5 million plus a settlement of pre-closing earnings and other post closing adjustments of $4.5 million.

     As a result of the disposal, the Company recognized an after tax gain of
     $2.9 million during 2009. The Company's revenues from discontinued
     operations relating to Zephyr were nil and $3.6 million in the first quarters of 2010 and 2009 respectively. In total, the Company's income from discontinued operations relating to Zephyr, net of taxes were nil and $2.2 million in the first quarters of 2010 and 2009 respectively.

     Avalon:

     On October 9, 2009, specific assets of Avalon were sold for $1.5 million pursuant to an Asset Purchase agreement with FMG Specialty Insurance
     Agency LLC. The agreement also included a transition services agreement.

     As a result of the disposal, the Company recognized an after tax gain of
     $1.0 million during 2009. The Company wrote down the remaining associated intangible assets of $1.6 million. The Company's revenues from discontinued operations relating to Avalon were nil and $3.6 million in the first quarters of 2010 and 2009 respectively. In total, the Company's income from discontinued operations relating to Avalon, net of taxes were nil and nil in the first quarters of 2010 and 2009 respectively.

     Canadian Operations:

     As a result of the Company's ongoing strategic initiatives, on October 1,
     2009, Jevco assumed the assets and liabilities of KGIC, a wholly owned
     Canadian subsidiary of the Company.

     On November 20, 2009, the Company was advised by A. M. Best Company
     ("A. M. Best") that the financial strength rating for Jevco was downgraded from "B" to "B-". On November 23, 2009, as a result of A.M.
     Best's downgrade of Jevco's financial strength rating, the Company undertook to dispose of its majority interest in Jevco.

     On January 25, 2010, the Company entered into a definitive purchase agreement with The Westaim Corporation ("Westaim") to sell all of the issued and outstanding shares of Jevco to Westaim. On March 29, 2010, after receipt of all required regulatory approvals, the sale was completed for a purchase price of C$263.3 million. This was based on
     94.5% of the difference between the book value of Jevco as at December
     31, 2009 and a dividend of C$10.8 million, an investment portfolio adjustment relating to the change in market value at the closing date and is subject to certain future contingent adjustments. The contingent adjustments include up to C$20.0 million decrease in the purchase price relating to specific future adverse claims development to be determined at the end of 2012. The Company also has the option to sell a property that was included in the purchase agreement. The purchase price will decrease if the sale price of the property is less than its carrying value, up to a maximum of approximately C$6.3 million. The purchase price will increase by 94.5% of every dollar that the sale price exceeds the carrying value. C$27.5 million of the proceeds from the Jevco sale is being held in escrow until these contingent adjustments are finalized.
     Subsequent to the quarter end, on April 2, 2010, the Company entered an agreement to sell the property for approximately its carrying value. The sale of the property is expected to be completed in the second quarter of
     2010.

     As a result of the disposal of Jevco, the Company realized an after tax gain of $32.5 million in the first quarter of 2010. Included in this gain is a $34.1 million foreign currency exchange gain previously recorded in accumulated other comprehensive income and now recognized as a result of the disposal of Jevco in 2010.

     In 2009, given that the purchase price of Jevco was less than its net book value, it was determined that the goodwill relating to the Canadian operating segment was fully impaired. As a result, the Company recorded in operating income a non-cash goodwill impairment charge relating to the
     Canadian operations of $6.9 million in the fourth quarter of 2009.

     The Company's revenues from discontinued operations relating to the
     Canadian Operations were $84.9 million and $79.7 million in the first quarters of 2010 and 2009 respectively. In total, the Company's income from discontinued operations relating to the Canadian Operations, net of taxes were $43.6 million, and a loss of $9.1 million in the first quarters of 2010 and 2009 respectively.

     At the date of disposition, the securities, other non-cash assets and total liabilities of Jevco were $909.4 million, $248.7 million and
     $913.6 million respectively.

     Due to covenant restrictions associated with the sale of restricted subsidiaries under the Kingsway America Inc., 7.50% senior notes and the
     Kingsway 2007 General Partnership, 6.00% senior unsecured debentures, the
     Company was required to lower its applicable ratios to a level where the restrictions would no longer apply. The Company entered into a series of contingent trades which were completed on March 30, 2010, whereby the
     Company repurchased $84.8 million of par value of the senior unsecured debentures. The repurchase resulted in a gain of $15.1 million gain, is recorded in the first quarter of 2010.

     York Fire:

     On September 30, 2008, the Company sold York Fire, a primarily standard insurance writer, to La Capitale General Insurance Inc. for C$95 million in cash. The final settlement was completed in the first quarter of 2009 and the adjustments were reflected accordingly. The Company's revenues from discontinued operations relating to York Fire were nil and
     $(0.2) million in the first quarters of 2010 and 2009 respectively. In total, the Company's loss from discontinued operations relating to York
     Fire, net of taxes were nil and $3.8 million in the first quarters of
     2010 and 2009 respectively.

     NOTE 4 Stock-based Compensation
     -------------------------------------------------------------------------

     Per share value of options granted during the quarter was C$1.55. Per share value of options granted in March 2009 were C$0.45 and C$0.97. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

     -------------------------------------------------------------------------
                                                              As at March 31:
     -------------------------------------------------------------------------
                                                          2010           2009
     -------------------------------------------------------------------------
     Risk-free interest rate                              3.7%          1.78%
     Dividend yield                                       0.0%          4.21%
     Volatility of the expected market price of the
      Company's common shares                           193.7%          88.1%
     Expected option life (in years)                       4.0            4.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

     In the first quarter 2010, the Company recognized a reversal of compensation expense as a result of forfeited options of $1.7 million compared to $1.1 million for the same quarter in 2009.

     NOTE 5 Segmented Information
     -------------------------------------------------------------------------

     The Company provides property and casualty insurance. Previously, the
     Company managed these businesses in three reportable segments, Canada, the United States and Corporate. As a result of implementing its corporate restructuring plan, exiting non-core business and the sale of its remaining Canadian operations, the Company now manages its business in the following three segments: the United States, Business in Run-off and Corporate. The United States segment consists of U.S. operations and includes transactions with one of the Company's reinsurance subsidiaries.
     The business in Run-off is comprised of the Southern United Fire
     Insurance Company Inc. business. Results for the Company's operating segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

     -------------------------------------------------------------------------
                                       Three months ended March 31, 2010
     -------------------------------------------------------------------------
                                   United
                                   States     Run-Off   Corporate       Total
     -------------------------------------------------------------------------
     Gross premiums written    $   84,204  $       89  $        -  $   84,293
     Net premiums earned           81,056         420           -      81,476
     Investment income (loss)       4,058         141      (2,778)      1,421
     Net realized gain                517           -           -         517
     Interest expense               5,508           -           -       5,508
     Amortization of capital
      assets                          661           8          36         705
     Amortization of intangible
      assets and goodwill
      impairment                    1,521           -           -       1,521
     Income tax expense
      (recovery)                   (1,115)        363      (1,905)     (2,657)
     Loss from continuing
      operations after tax         (9,443)       (134)     (7,219)    (16,796)
     Total assets(x)           $  736,431  $      123  $  207,514  $  944,068
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Assets held for sale were $nil

     -------------------------------------------------------------------------
                                       Three months ended March 31, 2009
     -------------------------------------------------------------------------
                                   United
                                   States     Run-Off   Corporate       Total
     -------------------------------------------------------------------------
     Gross premiums written    $  132,114  $    4,808  $        -  $  136,922
     Net premiums earned          126,601       9,745           -     136,346
     Investment income              5,354         125       2,772       8,251
     Net realized gain (loss)      (2,179)          6           -      (2,173)
     Interest expense               6,296           -           -       6,296
     Amortization of capital
      assets                          229          13         146         388
     Amortization of intangible
      assets and goodwill
      impairment                    1,922           4         638       2,564
     Income tax expense
      (recovery)                   (3,662)          -      (1,424)     (5,086)
     Loss from continuing
      operations after tax         (2,144)     (3,501)         55      (5,590)
     Total assets (excluding
      assets held for sale)(x) $1,148,185  $   55,962  $   83,169  $1,287,316
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Total assets were $3,098,789 and assets held for sale were $1,811,473

     NOTE 6 Securities
     -------------------------------------------------------------------------

     The table below provides the amortized cost and fair values of securities:

     -------------------------------------------------------------------------
                                               March 31, 2010
     -------------------------------------------------------------------------
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized        Fair
                                     Cost       Gains      Losses       Value
     -------------------------------------------------------------------------
     Term deposits             $    1,633  $        -  $        -  $    1,633
     Bonds:
     Canadian  - Government           213           6           -         219
     U.S.      - Government       247,344       4,836        (103)    252,077
               - Corporate        176,270       4,936        (420)    180,786
               - Commercial
                  Mortgage
                  backed           15,620          28         (18)     15,630
               - Other asset
                  backed            5,985         184         (36)      6,133
     Sub-total                 $  447,065  $    9,990  $     (577) $  456,478
     -------------------------------------------------------------------------
     Preferred
      shares   - Canadian(x)        9,055       2,647           -      11,702
               - U.S.                  92           -         (10)         82
     -------------------------------------------------------------------------
                               $  456,212  $   12,637  $     (587) $  468,262
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                             December 31, 2009
     -------------------------------------------------------------------------
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized        Fair
                                     Cost       Gains      Losses       Value
     -------------------------------------------------------------------------
     Term deposits             $   23,791  $        -  $        -  $   23,791
     Bonds:
     Canadian  - Government           208           7           -         215
     U.S.      - Government       265,117       4,240        (551)    268,806
               - Corporate        186,502       4,135      (1,094)    189,543
               - Commercial
                  Mortgage
                  backed           14,141           -        (189)     13,952
               - Other asset
                  backed            7,573         185         (66)      7,692
     -------------------------------------------------------------------------
     Sub-total                 $  497,332  $    8,567  $   (1,900) $  503,999
     Preferred
      shares   - Canadian(x)        9,014           -        (893)      8,121
               - U.S.                  92           -         (15)         77
     -------------------------------------------------------------------------
                               $  506,438  $    8,567  $   (2,808) $  512,197
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Canadian Preferred shares are the units of Kingsway Linked Return of
         Capital Trust purchased by the Company

     The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

     -------------------------------------------------------------------------
                                                               March 31, 2010
     -------------------------------------------------------------------------
                                     0 - 12 months          Over 12 months
     -------------------------------------------------------------------------
                                     Fair  Unrealized        Fair  Unrealized
     Bonds:                         value        loss       value        loss
     -------------------------------------------------------------------------
     U.S.      - Government    $   24,181  $     (103) $        -  $        -
               - Corporate         36,641        (376)        972         (44)
               - Commercial
                  Mortgage
                  backed            1,520         (18)          -           -
               - Other asset
                  backed                -           -         490         (36)
     Sub-total                 $   62,342  $     (497) $    1,462  $      (80)
     Preferred
      shares   - U.S.                   -           -          82         (10)
     -------------------------------------------------------------------------
                               $   62,342  $     (497) $    1,544  $      (90)
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                            December 31, 2009
     -------------------------------------------------------------------------
                                     0 - 12 months          Over 12 months
     -------------------------------------------------------------------------
                                     Fair  Unrealized        Fair  Unrealized
     Bonds:                         value        loss       value        loss
     -------------------------------------------------------------------------
     U.S.      - Government    $  161,535  $     (551) $        -  $        -
               - Corporate         91,989        (956)      1,878        (138)
               - Commercial
                  Mortgage
                  backed           13,952        (189)          -           -
               - Other asset
                  backed            1,805         (11)        996         (55)
     Sub-total                 $  269,281  $   (1,707) $    2,874  $     (193)
     Preferred
      shares   - Canadian           8,121        (893)          -           -
               - U.S.                   -           -          77         (15)
     -------------------------------------------------------------------------
                               $  277,402  $   (2,600) $    2,951  $     (208)
     -------------------------------------------------------------------------

     Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices in active markets. Fair value of securities for which no active market exists are derived from quoted market prices of similar securities or third party evidence.

     Management performs a quarterly analysis of the Company's investment holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures as deemed appropriate by management:

     -   identifying all security holdings in unrealized loss positions that have existed for at least six months or other circumstances that management believes may impact the recoverability of the security;
     -   obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge, experience and other market based valuation techniques;
     -   reviewing the trading range of certain securities over the preceding calendar period;
     -   assessing if declines in market value are other than temporary for debt security holdings based on their investment grade credit ratings from third party security rating agencies;
     -   assessing if declines in market value are other than temporary for any debt security holding with non-investment grade credit rating based on the continuity of its debt service record;
     -   determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed;
     -   assessing the Company's ability and intent to hold these securities at least until the investment impairment is recovered. The risks and uncertainties inherent in the assessment methodology utilized to determine declines in market value that are other than temporary include, but may not be limited to, the following:
         -  the opinion of professional investment managers could be incorrect;
         -  the past trading patterns of individual securities may not reflect future valuation trends;
         -  the credit ratings assigned by independent credit rating agencies may be incorrect due to unforeseen or unknown facts related to a
            Company's financial situation; and
     -   the debt service pattern of non-investment grade securities may not reflect future debt service capabilities and may not reflect the
         Company's unknown underlying financial problems.

     As a result of the above analysis performed by management to determine declines in market value that are other than temporary, there were nil write downs for other-than-temporary impairments for the quarter ended
     March 31, 2010 compared to $0.2 million for the same period last year.

     Management has reviewed currently available information regarding other securities whose estimated fair values are less than their carrying amounts and believes that these unrealized losses are not other than temporary and are primarily due to temporary market and sector related factors rather than to issuer-specific factors. The Company does not intend to sell those securities and it is not more likely than not that it will be required to sell those securities before recovery of its amortized cost.

     Net investment income for the quarter ended March 31 is comprised as follows:

     -------------------------------------------------------------------------
                                                 Three months ended March 31:
     -------------------------------------------------------------------------
                                                          2010           2009
     Investment income
       Interest                                     $    3,955     $    8,314
       Dividends                                           621            185
       Premium Finance                                    (131)          (136)
       Other                                            (2,842)           152
     -------------------------------------------------------------------------
     Gross Investment Income                        $    1,603    $     8,515
       Investment Expenses                                 182            264
     Net Investment Income                          $    1,421          8,251
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The decrease in interest income on short term securities for the quarter and year to date is primarily due to a significant reduction in short term interest rates in the U.S. in the current year compared to the same periods last year. The decrease in interest on bonds for the three months
     March 31, 2010 compared to the same periods last year is partially due to a reduction in short-term yields described above. A smaller fixed income securities portfolio as a result of a reduction in premiums written has also contributed to the lower interest income on bonds in the quarter and year to date in the U.S.

     Dividend income has declined for the three month March 31, 2010 compared to the same periods last year due to the disposition of the common share equity portfolio in the first quarter of 2009.

     For the three months ended March 31, 2010, Other income includes a loss of $3.9 million on the revaluation of Canadian dollar denominated debt held by the Company due to the impact of the strengthening of the
     Canadian dollar.

     Net realized gains for the quarter ended March 31, 2010 were $0.5 million compared to a net realized loss of $2.2 million for the quarter ended
     March 31, 2009.

     NOTE 7 Financial Instruments
     -------------------------------------------------------------------------

     Risk Management

     The Company's risk management policies and practices are described on pages 9 to 10, 36 to 44 and 68 to 72 of the Company's 2009 Annual Report.
     There has been no significant change in the risk management framework.

     In addition, the Company has provided herein the disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, "Financial Instruments - Disclosures" related to the nature and extent of risks arising from financial instruments. These disclosures form an integral part of the interim consolidated financial statements.

     Credit risk:

     The Company is exposed to credit risk principally through its investment securities and balances receivable from policyholders and reinsurers. The
     Company monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups
     (with the exception of U.S. and Canadian government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. The Company's credit exposure to any one individual policyholder is not material. The Company's policies, however, are distributed by agents, program managers or brokers who manage cash collection on its behalf. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer's insolvency.

     The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating:

     -------------------------------------------------------------------------
                                    March 31, 2010        December 31, 2009
     -------------------------------------------------------------------------
     AAA/Aaa                   $  282,596       61.9%  $  314,780       62.4%
     AA/Aa                         43,975         9.6      71,587        14.2
     A/A                          115,794        25.5     106,174        21.1
     BBB/Baa                       12,470         2.7       8,936         1.8
     CCC/Caa or lower,
      or not rated                  1,643         0.3       2,522         0.5
     -------------------------------------------------------------------------
     Total                     $  456,478      100.0%  $  503,999      100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     As at March 31, 2010, 97.0% of the fixed income portfolio is rated 'A' or better. Changes in this balance period over period are primarily due to timing of investment maturities and reinvestment.

     Market risk:

     The market risk exposure of the Company consists mainly of changes in interest rates and equity prices and to a smaller extent, to foreign currency exchange rates. Market risk is subject to risk management. The
     Investment Committee of the Board and senior management of the Company monitor the Company's market risk exposures and activities that give rise to these exposures.

     Interest rate risk:

     The Company is exposed to changes in the value of its fixed income securities to the extent that market interest rates change. The Company actively manages its interest rate exposure with the objective of enhancing net interest income within established risk tolerances and
     Board approved investment policies. Because most of the securities portfolio is comprised of fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

     Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of the fixed income securities by $14.8 million at March 31,
     2010, representing 3.1% of the $468.2 million fair value fixed income securities portfolio.

     Computation of the prospective effect of hypothetical interest rate changes are based on numerous assumptions, including maintenance of the existing levels and composition of fixed income security assets at the indicated date and should not be relied on as indicative of future results. The analysis is done on the following assumptions:

     (a) the securities in the Company's portfolio are not impaired;
     (b) credit and liquidity risks have not been considered;
     (c) interest rates and equity prices move independently; and
     (d) shifts in the yield curve are parallel.

     Available-for-sale securities in an unrealized loss position as reflected in Accumulated Other Comprehensive Income, may at some point in the future be realized through a sale or impairment.

     Foreign currency risk:

     The Company is exposed to changes in the U.S. to Canadian dollar foreign currency exchange rate, primarily through Canadian dollar indebtedness.
     It does not hedge any of this foreign currency exposure. Its U.S.
     operations generally hold their investments in U.S. dollar denominated securities, and the Canadian operations in Canadian dollar denominated securities. A one cent appreciation in the value of the Canadian dollar relative to the U.S. dollar decreases net income before income taxes by approximately $0.9 million.

     Liquidity and cash flow risk:

     Liquidity risk is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavorable rates or selling assets on a forced basis. Liquidity risk arises from general business activities and in the course of managing the assets and liabilities. There is the risk of loss to the extent that the sale of a security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows. Cash flow risk arises from risk that future inflation of policyholder cash flow exceeds returns on long-dated investment securities. The purpose of liquidity and cash flow management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity and cash flow requirements of the Company's business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities as well as the sale of certain operations.
     Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. To meet these cash requirements, the
     Company has policies to limit and monitor its exposure to individual issuers or related groups and to ensure that assets and liabilities are broadly matched in terms of their duration and currency. The Company believes that it has the flexibility to obtain, from internal sources the funds needed to fulfill the cash requirements during the current financial year and also to satisfy regulatory capital requirements.

     The Company holds $230.3 million in cash and high grade short-term assets, representing approximately 34% of invested assets. The majority of the other fixed income securities are also liquid.

     The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual repricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

     -------------------------------------------------------------------------
     As at                     One to      Five      More        No
      March 31,    One year      five    to ten  than ten  Specific
      2010          or less     years     years     years      date     Total
     -------------------------------------------------------------------------
     Assets:
     Cash and cash
      equivalents  $204,009  $      -  $      -  $      -  $      -  $204,009
     Securities      35,426   290,274    85,300    57,180        82   468,262
     Accrued
      investment
      income          4,038         -         -         -         -     4,038
     Financed
      premiums       17,876         -         -         -         -    17,876
     Accounts
      receivable
      and other
      assets         98,274         -         -         -         -    98,274
     Funds held
      in escrow       7,383    19,689         -         -         -    27,072
     Due from
      reinsurers
      and other
      insurers        2,738     3,120       377        18         -     6,253
     -------------------------------------------------------------------------
     Total:        $369,744  $313,083  $ 85,677  $ 57,198  $     82  $825,784
     -------------------------------------------------------------------------
     Liabilities:
     Loans payable $      -  $ 66,222  $      -  $      -   $     -  $ 66,222
     Accounts
      payable and
      accrued
      liabilities    58,187         -         -         -         -    58,187
     Unpaid claims  152,143   173,314    20,962       983         -   347,402
     Senior
      unsecured
      debentures          -    95,381         -         -         -    95,381
     Subordinated
      indebtedness        -         -         -    87,423         -    87,423
     -------------------------------------------------------------------------
     Total:        $210,330  $334,917  $ 20,962  $ 88,406  $      -  $654,615
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at                     One to      Five      More        No
      December     One year      five    to ten  than ten  Specific
      31, 2009      or less     years     years     years      date     Total
     -------------------------------------------------------------------------
     Assets:
     Cash and cash
      equivalents  $ 58,726  $      -  $      -  $      -  $      -  $ 58,726
     Securities      68,138   293,868    94,675    55,439        77   512,197
     Accrued
      investment
      income          4,158         -         -         -         -     4,158
     Finance
      premiums       15,237         -         -         -         -    15,237
     Accounts
      receivable
      and other
      assets         94,285         -         -         -         -    94,285
     Due from
      reinsurers
      and other
      insurers        2,387     2,260       280        11         -     4,938
     -------------------------------------------------------------------------
     Total:        $242,931  $296,128  $ 94,955  $ 55,450  $     77  $689,541
     -------------------------------------------------------------------------
     Liabilities:
     Loans payable $      -  $      -  $ 66,222  $      -  $      -  $ 66,222
     Accounts
      payable and
      accrued
      liabilities    61,041         -         -         -         -    61,041
     Unpaid claims  181,302   165,836    20,553       810         -   368,501
     Senior
      unsecured
      debentures          -   176,764         -         -         -   176,764
     Subordinated
      indebtedness        -         -         -    87,415         -    87,415
     -------------------------------------------------------------------------
     Total:        $242,343  $342,600  $ 86,775  $ 88,225  $      -  $759,943
     -------------------------------------------------------------------------

     Collateral pledged: As at March 31, 2010, bonds and term deposits with an estimated fair value of $31.2 million were on deposit with state and provincial regulatory authorities. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At March 31, 2010, the amount of such pledged securities was $5.7 million. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company's standard risk management controls.

     The Company uses fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. The extent of the Company's use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at March 31, 2010 was as follows:

     -------------------------------------------------------------------------
                                                Available for sale securities
     -------------------------------------------------------------------------
                                                                        Fixed
     Description                                        Equity         Income

     Fair value                                     $   11,784     $  456,478
     Based on:
     Quoted market prices (level 1)                     100.0%
     Valuation techniques - Significant market
      observable inputs (level 2)                                      100.0%
     Valuation techniques - Significant unobservable
      market inputs (level 3)
     -------------------------------------------------------------------------

     NOTE 8 Capital Management
     -------------------------------------------------------------------------

     As a holding company, the Company derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of interest payments. The Company's insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio.
     The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the holding company are inadequate to service its obligations, the
     Company would need to raise capital, sell assets or restructure its debt obligations.

     The Company did not pay any dividends on common shares in the first quarter of 2010 as compared to $0.9 million for the same period last year. The Company suspended its dividends in the second quarter of 2009.

     The Company has continued to experience losses. The reduction in shareholders' equity as a result of these ongoing losses has reduced the
     Company's capital flexibility by triggering negative covenants in its trust indentures and limiting the dividend capacity of the operating subsidiaries. Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and
     35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%.

     As at March 31, 2010 the Company's total debt to capital and senior debt to capital ratios were 59.7% and 38.8% respectively. As a result, the limitations and restrictions described above are currently applicable.
     The Company continues to explore opportunities to buy back debt in the market in order to reduce the debt to capital ratios below the level at which these operating restrictions apply, while ensuring that the debt covenants are fully complied with. Pursuant to the debt buyback initiative the Company commenced in 2009 a take-over bid and a modified
     "Dutch Auction" tender offer for a portion of its outstanding Kingsway
     Linked Return of Capital Trust units and Unsecured 6% Debentures due
     July 11, 2012 respectively. Both the tenders were paid for using available cash. During 2009 the Company also bought back its common shares pursuant to an amended normal course issuer bid that terminated on
     December 1, 2009. Under this normal course issuer bid, 3,472,700 shares were repurchased at an average price of C$3.77, none of which were repurchased in first quarter of 2009. Currently, there is no existing normal course issuer bid in place and no common stock repurchases have been made in the first quarter of 2010. As at March 31, 2010, the Company had 52,095,828 common shares outstanding compared with 55,068,528 common shares outstanding at March 31, 2009.

     Early in 2010 the Company announced that it had entered into a definitive agreement for the sale of Jevco. On March 29, 2010, after receipt of all required regulatory approvals, the sale of Jevco was completed for a purchase price of C$264.2 million. Due to covenant restrictions associated with the sale of restricted subsidiaries under the Kingsway
     America Inc., 7.50% senior notes and the Kingsway 2007 General
     Partnership, 6.00% senior unsecured debentures, the Company was required to lower its applicable ratios to a level where the restrictions would no longer apply. The Company entered into a series of contingent trades which were completed on March 30, 2010, whereby the Company repurchased
     US$47.9 million and C$37.5 million of outstanding par value of the
     Company's debt maturing in 2014 and 2012 respectively resulting in a gain of $9.2 million and $5.9 million respectively. The Company used
     $69.1 million to make these repurchases. These buybacks have positively impacted the Company's debt ratios. Further details of the Jevco disposition have been noted under Note 3 to the consolidated financial statements pertaining to discontinued operations.

     As at March 31, 2010 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries.

     In the United States, a risk based capital (RBC) formula is used by the
     National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below
     200% of the authorized control level. As at March 31, 2010, all U.S.
     subsidiaries are estimated to be above the required RBC levels, with RBC ratios estimates ranging between 428% and 601% and have estimated aggregate capital of approximately $80.4 million in excess of the 200%
     level. Effective January 1, 2010, the Company expanded its utilization of an existing intercompany pooling arrangement to incorporate additional affiliated insurance entities. Under this agreement, premiums, losses, acquisition costs and underwriting expenses are pooled and then allocated to the members of the pool based upon predetermined participation percentages. The current members of the pool along with their corresponding participation percentage are as follows: Mendota Insurance
     Company (30%), Mendakota Insurance Company (5%), American Service
     Insurance Company (30%), American Country Insurance Company (15%), and
     Universal Casualty Company (20%).

     The Company commuted all related party reinsurance treaties in 2009. As at March 31, 2010, the regulatory capital remaining in Kingsway
     Reinsurance Corporation following the commutation of all related party reinsurance treaties is below the amount required under the Insurance Act of Barbados where Kingsway Reinsurance is domiciled. The Company considers this situation to be temporary as the calculation of the minimum capital required is based upon the premiums of the previous calendar year when the level of underwriting activity was significantly greater than those of the ongoing Barbados operation. This situation has been communicated to the Office of the Supervisor of Insurance in
     Barbados which has accepted the Company's commitment to resolve the shortfall in 2010.

     As at March 31, 2010, the capital maintained by Kingsway Reinsurance
     (Bermuda) Limited was approximately $0.5 million in excess of the regulatory capital requirements in Bermuda.

     NOTE 9 Hedges
     -------------------------------------------------------------------------

     On June 2, 2009, the Company discontinued the swap transaction which was designated as a cash flow hedge. When the hedge is discontinued, any cumulative adjustment to the hedging instrument through other comprehensive income is recognized in income over the remaining term of the hedged item, or when the hedged item is derecognized. The amount of loss recorded in other comprehensive income at the time of the discontinuance of the cash flow hedge was $6.2 million before tax of which $2.1 million was reclassified to net income in 2009 and
     $0.5 million has been reclassified to net income for the quarter ended
     March 31, 2010.

     NOTE 10 Restructuring charges
     -------------------------------------------------------------------------

     In February 2009, the Company announced a corporate restructuring plan to concentrate on its core lines of business and to improve the Company's financial stability. The Company has consolidated operations in the U.S.
     and Canada, simplified the management structure, reduced costs through synergies and operational efficiencies and positioned the Company to seize competitive advantage. As the Company exited businesses and streamlined operations, a significant number of employees have been removed from the total workforce. Restructuring costs were expected to be approximately $20.0 million, to be incurred over fiscal 2009 and 2010.
     This targeted amount included costs related to discontinued operations.
     In 2009, the Company has expensed $14.8 million of restructuring costs.
     Due to the disposition of Walshire and the sale of Jevco, as described in
     Note 3, some of the planned restructuring costs were incurred in discontinued operations.

     During the first three months of 2010, restructuring costs were
     $3.7 million which was primarily severance costs for senior management in
     Canada. The restructuring plan has concluded.

     Restructuring charges for the three months ended March 31, 2010 were as follows:

     -------------------------------------------------------------------------
                                                 Restructuring charges
     -------------------------------------------------------------------------
                                            Severance  Consulting
                                         and benefits     expense       Total
     -------------------------------------------------------------------------
     Provision balance at
      January 1, 2010                      $    3,523  $        -  $    3,523
       Expense                                  3,664          26       3,690
       Payments                                 1,060          26       1,086
     Provision balance at March 31, 2010   $    6,127  $        -  $    6,127
     -------------------------------------------------------------------------

     The following table summarizes the total restructuring charges incurred by segment during the three months ended March 31:

     -------------------------------------------------------------------------
                                      U.S.    Run-off   Corporate       Total
     -------------------------------------------------------------------------
     2010                      $      668  $       95  $    2,927  $    3,690
     2009                      $       77  $        -  $    1,252  $    1,329
     -------------------------------------------------------------------------

     The following table summarizes the total amount of costs expected to be incurred for each reporting segment over the entire span of the restructuring plan:

     -------------------------------------------------------------------------
                                      U.S.    Run-off   Corporate       Total
     -------------------------------------------------------------------------
     Total expected costs
      for restructuring plan   $    4,500  $      500  $   13,000  $   18,000
     -------------------------------------------------------------------------

     The following table summarizes the total restructuring costs incurred by segment for the entire fourteen month period ended March 31, 2010:

     -------------------------------------------------------------------------
                                      U.S.    Run-off   Corporate       Total
     -------------------------------------------------------------------------
     Total continuing
      restructuring costs
      incurred                 $    2,905  $      493  $   15,075  $   18,473
     -------------------------------------------------------------------------

     NOTE 11 Acquisitions
     -------------------------------------------------------------------------

     On January 4, 2010, the Company and its subsidiary Kingsway America Inc.
     acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry
     Swets, a former director of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments. Please refer to Note 13 - Related Party Transactions.

     NOTE 12 Buy-Back of Senior Notes
     -------------------------------------------------------------------------

     As described in note 3, due to covenant restrictions associated with the sale of restricted subsidiaries under the KAI, 7.50% senior notes and the
     Kingsway 2007 General Partnership, 6.00% senior unsecured debentures, the
     Company was required to lower its applicable ratios to a level where the restrictions would no longer apply. The Company entered into a series of contingent trades which closed on March 30, 2010, whereby the Company repurchased $47.9 million of par value of the KAI senior notes. The repurchase resulted in a gain of $9.2 million. The Company also repurchased $36.9 million (C$37.5 million) of par value of the Kingsway
     2007 General Partnership senior notes. The repurchase resulted in a gain of $5.9 million.

     NOTE 13 Related Party Transaction
     -------------------------------------------------------------------------

     Related-party transactions, including services provided to or received by the Company's subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties. Management believes that consideration paid for such services approximate fair value.

     On January 4, 2010, the Company and its subsidiary Kingsway America Inc.
     acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr.
     Larry Swets, a former director of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments as per the table below:

     -------------------------------------------------------------------------
                                           1 business  1 business
                                                  day         day
                                            following   following
                                              the 1st     the 2nd
                                          anniversary anniversary
                                           after date  after date
                                              of this     of this
                                            agreement   agreement
                                            or change   or change
                               On Closing  of control  of control       Total
     -------------------------------------------------------------------------
     Cash (in 000's)           $      750  $      375  $      375  $    1,500
     -------------------------------------------------------------------------
     Restricted Shares            500,000     250,000     250,000   1,000,000
     -------------------------------------------------------------------------

     The value of the consideration paid was approximately $2.5 million at the time of close.

     Subsequent to the transaction, certain employees of Itasca are now employees within the KAI group, including Mr. Swets.

     In March 2009, the Company obtained a $20 million financing facility from
     American Physicians Assurance Corporation ("AP Assurance") to allow for specific capital initiatives. Two of the members of the Company's Board of Directors also sit on the board of AP Assurance making it a related party. The facility was at fair market terms and conditions. No funds were ever drawn on this facility and it has expired. In the fourth quarter of 2009, a new $20 million facility was obtained from AP
     Assurance. This new facility was at fair market terms and conditions. No funds were ever drawn on this facility and it was terminated on
     February 25, 2010.

     In March 2010, the Company signed an agreement with AP Assurance to provide investment management and investment accounting services to the
     Company, commencing April 1, 2010. This agreement is at fair market terms and conditions.

     In 2009, in addition to a previously agreed annual retainer of
     C$0.1 million, the Board of Directors had agreed to additional retainer payments of $0.4 million and C$0.1 million to the Chairman of the Board.
     Of these additional amounts, in 2009, the Company had paid $0.2 million and C$0.1 million. In 2010, the Company paid the remaining $0.2 million owed.

     In the first quarter of 2010, in addition to a previously agreed annual retainer of $0.2 million, the Board of Directors has decided to pay an additional retainer of $0.1 million to the Chairman of the Board. This additional payment was made subsequent to the quarter end.

     NOTE 14 Contractual Obligations and Related Contingencies
     -------------------------------------------------------------------------

     On June 29, 2009, Kingsway and Lincoln entered into an agreement with
     Rockwall Financial. Pursuant to that agreement (the "Run-off Management
     Agreement"), Rockwall Financial was to serve as the run-off manager for
     Lincoln. In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to Rockwall
     Financial no later than March 1, 2014, provided the contract is not terminated by Kingsway or Lincoln for cause. As a result of the
     October 19, 2009 disposition of Lincoln, in 2009, the Company had accrued
     $3.2 million for the base compensation and the additional $2.5 million compensation for a total compensation of $5.7 million as at March 31,
     2010.

     In March 2010, Rockwall Financial stopped providing its services as the manager of the Lincoln run-off. Rockwall Financial notified Kingsway that it was terminating the Run-off Management Agreement, because, it claimed,
     Kingsway had not made certain payments to Rockwall Financial and had otherwise breached the Run-off Management Agreement. Shortly before
     Rockwall Financial's unilateral decision to stop providing services to support Lincoln, Rockwall Financial had entered into a settlement agreement to dispose of pending litigation between Rockwall Financial and
     Lincoln in which Rockwall Financial received payments and a release. In that litigation, Lincoln had alleged, among other things, that Rockwall
     Financial had engaged in self-dealing and other misconduct while serving as the Lincoln run-off manager.

     Rockwall Financial then served upon Kingsway a demand for arbitration, claiming that Kingsway had breached the Run-off Management Agreement, and sought damages in excess of $26 million. Kingsway intends to defend the arbitration vigorously. As part of its defense of the matter, Kingsway intends to show that Rockwall Financial did not meet its obligations under the Run-off Management Agreement, abandoning the Lincoln run-off without cause. Kingsway may argue that Rockwall Financial breached the
     Run-off Management Agreement and, as a result, is not entitled to the sums it demands.

     The Company is also the defendant in two separate breach of contract suits filed by two former employees.

     NOTE 15 Comparative Figures
     -------------------------------------------------------------------------

     Certain comparative figures have been re-classified to conform to the financial statement presentation adopted in the current period.

     NOTE 16 Supplemental Condensed Consolidating Financial Information
     -------------------------------------------------------------------------

     On July 10, 2007, the Kingsway 2007 General Partnership issued
     C$100 million of 6% senior unsecured debentures unconditionally guaranteed by the Company ("KFSI") and Kingsway America Inc. ("KAI"), a
     wholly-owned subsidiary of the Company. The following is the condensed consolidating financial information for the Company as of March 31, 2010 and December 31, 2009, and for the period ended March 31, 2010 and 2009, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined ("Non-Guarantor subsidiaries").

     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the three months
      ended March 31, 2010                   KFSI           KAI       K2007GP
     -------------------------------------------------------------------------
                                                    (an "Issuer"
                                          (a           and a
                                      "Guarantor")  "Guarantor") (an "Issuer")
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned            $         -   $         -   $         -
       Investment related income
        (loss)                             (2,778)        3,132        (1,049)
       Management fees                          -           782             -
     -------------------------------------------------------------------------
                                           (2,778)        3,914        (1,049)
     Expenses:
       Claims incurred                          -             -             -
       Commissions and premium taxes            -             -             -
       Other expenses                       6,346         3,483            66
       Interest expense                         -         6,315         1,217
     -------------------------------------------------------------------------
                                            6,346         9,798         1,283
     Loss before unusual items and
      income taxes                         (9,124)       (5,884)       (2,332)
     Gain on buy back of senior notes           -         9,172         5,931
     Income (loss) before income taxes     (9,124)        3,288         3,599
     Income taxes (recovery)               (1,905)            -         1,224
     -------------------------------------------------------------------------
     Equity in undistributed net
      income of subsidiaries               (9,577)      (14,965)            -
     Income (loss) from continuing
      operations                          (16,796)      (11,677)        2,375
     Gain from discontinued
      operations, net of taxes              8,359             -             -
     Gain on disposal of discontinued
      operations, net of taxes             32,533             -             -
     -------------------------------------------------------------------------
     Net income (loss)                $    24,096   $   (11,677)  $     2,375
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the three months                   Other Consolidation
      ended March 31, 2010           subsidiaries   adjustments         Total
     -------------------------------------------------------------------------
                                       (the "Non-
                                       Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned            $    81,475   $         -   $    81,475
       Investment related income
        (loss)                              2,633             -         1,938
       Management fees                          -          (782)            -
     -------------------------------------------------------------------------
                                           84,108          (782)       83,413
     Expenses:
       Claims incurred                     67,284             -        67,284
       Commissions and premium taxes       15,384             -        15,384
       Other expenses                      20,680          (782)       29,793
       Interest expense                    (2,024)            -         5,508
     -------------------------------------------------------------------------
                                          101,324          (782)      117,969
     Loss before unusual items and
      income taxes                        (17,216)            -       (34,556)
     Gain on buy back of senior notes           -             -        15,103
     Income (loss) before income taxes    (17,216)            -       (19,453)
     Income taxes (recovery)               (1,976)            -        (2,657)
     -------------------------------------------------------------------------
     Equity in undistributed net
      income of subsidiaries                    -        24,542             -
     Income (loss) from continuing
      operations                          (15,240)       24,542       (16,796)
     Gain from discontinued
      operations, net of taxes                  -             -         8,359
     Gain on disposal of discontinued
      operations, net of taxes                  -             -        32,533
     -------------------------------------------------------------------------
     Net income (loss)                $   (15,240)  $    24,542   $    24,096
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the three months
      ended March 31, 2009                   KFSI           KAI       K2007GP
     -------------------------------------------------------------------------
                                                    (an "Issuer"
                                          (a           and a
                                      "Guarantor")  "Guarantor") (an "Issuer")
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned            $         -   $         -   $         -
       Investment related income
        (loss)                              2,772           940         1,401
       Management fees                     11,454         6,822             -
     -------------------------------------------------------------------------
                                           14,226         7,762         1,401
     Expenses:
       Claims incurred                          -             -             -
       Commissions and premium taxes            -             -             -
       Other expenses                      15,595         6,748           221
       Interest expense                         -         6,590         1,446
     -------------------------------------------------------------------------
                                           15,595        13,338         1,667
     Income (loss) before unusual
      items and income taxes               (1,369)       (5,576)         (266)
     Gain on buy back of senior notes           -             -             -
     Income (loss) before income taxes     (1,369)       (5,576)         (266)
     Income taxes (recovery)               (1,424)       (1,896)          (90)
     -------------------------------------------------------------------------
     Equity in undistributed net
      income of subsidiaries               (5,645)      (17,483)            -
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                           (5,590)      (21,163)         (176)
     Loss from discontinued
      operations, net of taxes            (51,061)            -             -
     Loss on disposal of discontinued
      operations, net of taxes             (1,616)            -             -
     -------------------------------------------------------------------------
     Net income (loss)                $   (58,267)  $   (21,163)  $      (176)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the three months                   Other Consolidation
      ended March 31, 2009           subsidiaries   adjustments         Total
     -------------------------------------------------------------------------
                                       (the "Non-
                                       Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned            $   136,346   $         -   $   136,346
       Investment related income
        (loss)                                965             -         6,078
       Management fees                          -       (18,276)            -
     -------------------------------------------------------------------------
                                          137,311       (18,276)      142,424
     Expenses:
       Claims incurred                    104,651             -       104,651
       Commissions and premium taxes       20,050             -        20,050
       Other expenses                      17,815       (18,276)       22,103
       Interest expense                    (1,740)            -         6,296
     -------------------------------------------------------------------------
                                          140,776       (18,276)      153,100
     Income (loss) before unusual
      items and income taxes               (3,465)            -       (10,676)
     Gain on buy back of senior notes           -             -             -
     Income (loss) before income taxes     (3,465)            -       (10,676)
     Income taxes (recovery)               (1,676)            -        (5,086)
     -------------------------------------------------------------------------
     Equity in undistributed net
      income of subsidiaries                    -        23,128             -
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                           (1,789)       23,128        (5,590)
     Loss from discontinued
      operations, net of taxes                  -             -       (51,061)
     Loss on disposal of discontinued
      operations, net of taxes                  -             -        (1,616)
     -------------------------------------------------------------------------
     Net income (loss)                $    (1,789)  $    23,128   $   (58,267)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Condensed Consolidating Balance Sheets
     -------------------------------------------------------------------------

     As at March 31, 2010                    KFSI           KAI       K2007GP
     -------------------------------------------------------------------------
                                                    (an "Issuer"
                                          (a           and a
                                      "Guarantor")  "Guarantor") (an "Issuer")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries    $   (41,216)  $   298,664   $         -
       Cash and cash equivalents          170,103           743         2,472
       Investments                              -             -             -
       Goodwill and other intangible
        assets                                  -             -             -
       Other assets                        46,859       253,744        62,987
       Assets held for sale                     -             -             -
     -------------------------------------------------------------------------
                                      $   175,746   $   553,151   $    65,459
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Loans Payable                  $         -   $   130,714   $         -
       Other liabilities                    6,017        16,087           626
       Unearned premiums                        -             -             -
       Unpaid claims                            -             -             -
       Senior unsecured debentures              -        70,549        45,050
       Subordinated indebtedness                -        90,500             -
       Liabilities held for sale                -             -             -
     -------------------------------------------------------------------------
                                            6,017       307,850        45,676
     Shareholders' equity:
       Share capital                      296,091       610,928        14,867
       Contributed surplus                 19,205             -             -
       Retained earnings                 (169,476)     (365,627)        7,898
       Accumulated other
        comprehensive income               23,909             -        (2,982)
     -------------------------------------------------------------------------
                                          169,729       245,301        19,783
     -------------------------------------------------------------------------
                                      $   175,746   $   553,151   $    65,459
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                            Other Consolidation
     As at March 31, 2010            subsidiaries   adjustments         Total
     -------------------------------------------------------------------------
                                       (the "Non-
                                       Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries    $(1,211,647)  $   954,199   $         -
       Cash and cash equivalents           30,691             -       204,009
       Investments                        478,325       (10,063)      468,262
       Goodwill and other intangible
        assets                             37,621             -        37,621
       Other assets                      (421,711)      292,297       234,176
       Assets held for sale                     -             -             -
     -------------------------------------------------------------------------
                                      $(1,086,721)  $ 1,236,433   $   944,068
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Loans Payable                  $   (81,550)  $    17,058   $    66,222
       Other liabilities                   50,718       (15,261)       58,187
       Unearned premiums                  119,724             -       119,724
       Unpaid claims                      340,837         6,565       347,402
       Senior unsecured debentures         (3,160)      (17,058)       95,381
       Subordinated indebtedness                -        (3,077)       87,423
       Liabilities held for sale                -             -             -
     -------------------------------------------------------------------------
                                          426,569       (11,773)      774,339
     Shareholders' equity:
       Share capital                    1,537,359    (2,163,154)      296,091
       Contributed surplus                      -             -        19,205
       Retained earnings               (3,081,300)    3,439,029      (169,476)
       Accumulated other
        comprehensive income               30,651       (27,669)       23,909
     -------------------------------------------------------------------------
                                       (1,513,290)    1,248,206       169,729
     -------------------------------------------------------------------------
                                      $(1,086,721)  $ 1,236,433   $   944,068
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Condensed Consolidating Balance Sheets
     -------------------------------------------------------------------------

     As at December 31, 2009                 KFSI           KAI       K2007GP
     -------------------------------------------------------------------------
                                                    (an "Issuer"
                                          (a           and a
                                      "Guarantor")  "Guarantor") (an "Issuer")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries    $   149,147   $   350,903   $         -
       Cash and cash equivalents           12,467        12,545         1,376
       Investments                              -             -             -
       Goodwill and other intangible
        assets                                  -        10,601             -
       Other assets                        10,066       245,681        97,157
       Assets held for sale                     -             -             -
     -------------------------------------------------------------------------
                                      $   171,680   $   619,730   $    98,533
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Loans Payable                  $         -   $   215,688   $         -
       Other liabilities                    2,342        21,520         2,275
       Unearned premiums                        -             -             -
       Unpaid claims                            -             -             -
       Senior unsecured debentures              -       117,975        79,156
       Subordinated indebtedness                -        90,500             -
       Liabilities held for sale                -             -             -
     -------------------------------------------------------------------------
                                            2,342       445,683        81,431
     Shareholders' equity:
       Share capital                      295,291       541,967        14,867
       Contributed surplus                 20,549             -             -
       Retained earnings                 (193,572)     (367,920)        5,522
       Accumulated other
        comprehensive income               47,070             -        (3,287)
     -------------------------------------------------------------------------
                                          169,338       174,047        17,102
     -------------------------------------------------------------------------
                                      $   171,680   $   619,730   $    98,533
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                            Other Consolidation
     As at December 31, 2009         subsidiaries   adjustments         Total
     -------------------------------------------------------------------------
                                       (the "Non-
                                       Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries    $(1,188,296)  $   688,246   $         -
       Cash and cash equivalents           32,338             -        58,726
       Investments                        522,773       (10,576)      512,197
       Goodwill and other intangible
        assets                             37,573             -        48,174
       Other assets                      (714,968)      554,841       192,777
       Assets held for sale             1,145,481             -     1,145,481
     -------------------------------------------------------------------------
                                      $  (165,099)  $ 1,232,511   $ 1,957,355
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Loans Payable                  $  (166,499)  $    17,033   $    66,222
       Other liabilities                   42,388        (7,484)       61,041
       Unearned premiums                  120,657             -       120,657
       Unpaid claims                      361,936         6,565       368,501
       Senior unsecured debentures         (3,488)      (16,879)      176,764
       Subordinated indebtedness                -        (3,085)       87,415
       Liabilities held for sale          907,416             -       907,416
     -------------------------------------------------------------------------
                                        1,262,410        (3,850)    1,788,016
     Shareholders' equity:
       Share capital                    1,515,276    (2,072,110)      295,291
       Contributed surplus                      -             -        20,549
       Retained earnings               (2,966,589)    3,328,987      (193,572)
       Accumulated other
        comprehensive income               23,804       (20,516)       47,071
     -------------------------------------------------------------------------
                                       (1,427,509)    1,236,361       169,339
     -------------------------------------------------------------------------
                                      $  (165,099)  $ 1,232,511   $ 1,957,355
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the three months
      ended March 31, 2010                   KFSI           KAI       K2007GP
     -------------------------------------------------------------------------
                                                    (an "Issuer"
                                          (a           and a
                                      "Guarantor")  "Guarantor") (an "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
       Net income (loss)              $    24,096   $   (11,677)  $     2,375
     Adjustments to reconcile net
      income to net cash used by
      operating activities:
       Loss from discontinued
        operations                        (40,892)           -              -
       Equity in undistributed
        earnings in subsidiaries            9,577        14,965             -
       Other                              (32,955)      (13,008)       32,544
     -------------------------------------------------------------------------
                                          (40,174)       (9,720)       34,919
     Financing Activities:
     Increase in share capital, net           800        68,961             -
     Repurchase of common shares for
      cancellation                              -           -               -
     Contributed surplus                   (1,344)           -              -
     Common share dividend                      -           -               -
     Increase (decrease) in bank
      indebtedness                              -       (85,013)      (33,824)
     Decrease in senior unsecured
      indebtedness                              -       (38,254)            -
                                             (544)      (54,306)      (33,824)
     Investing Activities:
       Purchase of investments                  -           -               -
       Net proceeds from sale of
        investments                             -           -               -
       Proceeds from sale of
        discontinued operations           252,661           -               -
       Acquisitions, net of cash
        acquired                          (54,290)       (3,037)            -
       Other                                  (17)       55,261             -
     -------------------------------------------------------------------------
                                          198,354        52,224             -
     Increase (decrease) in cash
      during the period                   157,636       (11,802)        1,095
     Cash and cash equivalents,
      beginning of period                  12,467        12,545         1,377
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                   $   170,103   $       743   $     2,472
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the three months                   Other Consolidation
      ended March 31, 2010           subsidiaries   adjustments         Total
     -------------------------------------------------------------------------
                                       (the "Non-
                                       Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
       Net income (loss)              $   (15,240)  $    24,542   $    24,096
     Adjustments to reconcile net
      income to net cash used by
      operating activities:
       Loss from discontinued
        operations                              -             -       (40,892)
       Equity in undistributed
        earnings in subsidiaries                -       (24,542)            -
       Other                               16,502       (61,037)      (57,954)
     -------------------------------------------------------------------------
                                            1,262       (61,037)      (74,750)
     Financing Activities:
     Increase in share capital, net             -       (68,961)          800
     Repurchase of common shares for
      cancellation                              -             -             -
     Contributed surplus                        -             -        (1,344)
     Common share dividend                      -             -             -
     Increase (decrease) in bank
      indebtedness                              8       118,837             8
     Decrease in senior unsecured
      indebtedness                              -       (43,129)      (81,383)
                                                8         6,747       (81,919)
     Investing Activities:
       Purchase of investments            (33,219)            -       (33,219)
       Net proceeds from sale of
        investments                        85,116             -        85,116
       Proceeds from sale of
        discontinued operations                 -             -       252,661
       Acquisitions, net of cash
        acquired                            3,037        54,290             -
       Other                              (57,850)            -        (2,606)
     -------------------------------------------------------------------------
                                           (2,916)       54,290       301,952
     Increase (decrease) in cash
      during the period                    (1,646)            -       145,283
     Cash and cash equivalents,
      beginning of period                  32,337             -        58,726
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                   $    30,691   $         -   $   204,009
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the three months
      ended March 31, 2009                   KFSI           KAI       K2007GP
     -------------------------------------------------------------------------
                                                    (an "Issuer"
                                          (a           and a
                                      "Guarantor")  "Guarantor") (an "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
       Net income (loss)              $   (58,267)  $   (21,163)  $      (176)
     Adjustments to reconcile net
      income to net cash used by
      operating activities:
       Income from discontinued
        operations                              -             -             -
       Equity in undistributed
        earnings in subsidiaries            5,645        17,483             -
       Other                               14,144        (9,574)          219
     -------------------------------------------------------------------------
                                          (38,478)      (13,254)           43
     Financing Activities:
     Increase in share capital, net             -        31,586             -
     Contributed surplus                     (638)            -             -
     Common share dividend                   (872)            -             -
     Increase (decrease) in bank
      indebtedness                              -        39,915           248
     Decrease in senior unsecured
      indebtedness                              -             -             -
     -------------------------------------------------------------------------
                                           (1,510)       71,501           248
     Investing Activities:
       Purchase of investments                  -             -             -
       Proceeds from sale of
        investments                             -             -             -
       Proceeds from sale of
        discontinued operations            (1,941)            -             -
       Acquisitions, net of cash
        acquired                           43,371       (63,409)            -
       Other                                 (286)        3,923             -
     -------------------------------------------------------------------------
                                           41,144       (59,486)            -
     Increase (decrease) in cash
      during the period                     1,157        (1,239)          291
     Cash and cash equivalents,
      beginning of period                  21,335         5,603           543
     Less cash and cash equivalents
      of discontinued operations                -             -             -
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                   $    22,492   $     4,364   $       834
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the three months                   Other Consolidation
      ended March 31, 2009           subsidiaries   adjustments         Total
     -------------------------------------------------------------------------
                                       (the "Non-
                                       Guarantor
                                     subsidiaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
       Net income (loss)              $    (1,789)  $    23,128   $   (58,267)
     Adjustments to reconcile net
      income to net cash used by
      operating activities:
       Income from discontinued
        operations                         52,677             -        52,677
       Equity in undistributed
        earnings in subsidiaries                -       (23,128)            -
       Other                             (163,104)      117,553       (40,762)
     -------------------------------------------------------------------------
                                         (112,217)      117,553       (46,352)
     Financing Activities:
     Increase in share capital, net             -       (31,586)            -
     Contributed surplus                        -             -          (638)
     Common share dividend                      -             -          (872)
     Increase (decrease) in bank
      indebtedness                              7       (40,163)            7
     Decrease in senior unsecured
      indebtedness                              -        (2,433)       (2,433)
     -------------------------------------------------------------------------
                                                7       (74,182)       (3,936)
     Investing Activities:
       Purchase of investments           (178,454)            -      (178,454)
       Proceeds from sale of
        investments                       381,278             -       381,278
       Proceeds from sale of
        discontinued operations                 -             -        (1,941)
       Acquisitions, net of cash
        acquired                           63,409       (43,371)            -
       Other                                1,744             -         5,381
     -------------------------------------------------------------------------
                                          267,977       (43,371)      206,264
     Increase (decrease) in cash
      during the period                   155,767             -       155,976
     Cash and cash equivalents,
      beginning of period                  36,447             -        63,928
     Less cash and cash equivalents
      of discontinued operations           44,878             -        44,878
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                   $   147,336   $         -   $   175,026
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 17 Subsequent Events
     -------------------------------------------------------------------------

     The subsequent events have been evaluated up to May 14, 2010, the date the financial statements are issued. The subsequent events noted are as follows:

     As described in note 3, on April 1, 2010, the Commonwealth Court dismissed all claims against the Company in the legal action by the DOI challenging the disposition of Lincoln. The Commonwealth Court sustained the Company's objection to the action and rejected the arguments made by the "DOI" in its pleading filed on November 20, 2009. The Commonwealth
     Court confirmed that the disposition of Lincoln did not violate
     Pennsylvania insurance laws and did not require DOI approval.

     On April 30, 2010, the DOI filed a notice of appeal to the Pennsylvania
     Supreme Court relating to the Commonwealth Court's April 1, 2010 decision. The Company intends to oppose this appeal.

     On April 20, 2010, the Company announced that it intends to commence a tender offer to acquire for cash up to a maximum of 750,000 of the outstanding preferred, retractable, redeemable, cumulative units ("KLROC
     Units") of Kingsway Linked Return of Capital Trust ("KLROC Trust") at a
     price per Unit of C$17.50. The offer price represents an 11% premium over the per Unit closing price on the TSX on April 19, 2010 and a 17% premium over the average trading price of the KLROC Units on the TSX during the
     20 business day period up to and including April 19, 2010. The Company currently beneficially owns and controls 833,715 KLROC Units, representing approximately 26.7% of the issued and outstanding KLROC
     Units.
     >>

     %SEDAR: 00003152E %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 06:00e 14-MAY-10